As filed with the United States Securities and Exchange Commission on October 7, 2005
Registration No. 333-121779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 2
to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

McMoRan Exploration Co.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	72-1424200 (I.R.S. Employer Identification Number)
1615 Poydras Street
New Orleans, Louisiana 70112
(504) 582-4000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Kathleen L. Quirk	Copy to:
Senior Vice President and Treasurer
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112
(504) 582-4000
(Name, address, including zip code, and telephone
number, including area code, of agent for service)	Douglas N. Currault II, Esq.
Jones, Walker, Waechter,
Poitevent, Carrère & Denègre, L.L.P.
201 St. Charles Avenue, 51st Floor
New Orleans, Louisiana 70170
Telephone: (504) 582-8412
Facsimile: (504) 589-8412
Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
Title of each	Amount	offering	aggregate
class of securities	to be	price per	offering	Amount of
to be registered	registered	unit	price (1)	registration fee
5 1/4% Convertible Senior Notes due 2011	140,000	$1,000	$140,000,000 (2)	$16,478 (3)
Common Stock, par value $0.01 per share	8,446,455 (4)	(4)	(4)	(4)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended, and exclusive of accrued interest, if any.

(2)	Represents the aggregate outstanding principal amount of 5 1/4% convertible senior notes due 2011.

(3)	The registration fee was previously paid with the original filing of the Registration Statement on December 30, 2004.

(4)	Represents the number of shares of our common stock that are issuable upon conversion of the notes registered hereby at a conversion price of $16.575 per share. Pursuant to Rule 416 under the Securities Act, the number of shares of common stock registered hereby shall also include an indeterminate number of additional shares of common stock that may be issued as a result of an adjustment of the conversion price. No separate consideration will be received for the shares of our common stock issuable upon conversion of the notes and, therefore, no registration fee is required pursuant to Rule 457(i) under the Securities Act.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

Explanatory Note
The purpose of this Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 of McMoRan Exploration Co. (333-121779) is to amend the table under the caption “Selling Securityholders” in the prospectus to add the names of selling securityholders who have requested inclusion in the prospectus and to adjust the aggregate principal amount of notes held by certain securityholders listed in the table from the amounts reflected in such table in the prospectus since the effective date of the Registration Statement.

Subject to Completion, dated October 7, 2005
     Prospectus
$140,000,000

McMoRan Exploration Co.
5 1/4% Convertible Senior Notes due 2011 and the
Common Stock Issuable Upon Conversion of the Notes

          We issued the 5 1/4% convertible senior notes due 2011 in a private placement in October 2004. This prospectus will be used by the selling securityholders to resell their notes and the common stock issuable upon the conversion of the notes.
          The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock. The notes are convertible at a conversion price of $16.575 per share, which is equal to a conversion rate of approximately 60.3318 shares of common stock per $1,000 principal amount of notes, subject to adjustment upon the occurrence of certain events.
          We will pay interest on the notes on April 6 and October 6 of each year, beginning on April 6, 2005, and at maturity. The notes will mature on October 6, 2011.
          Prior to October 6, 2009, the notes are not redeemable at our option. Beginning on October 6, 2009, we may redeem the notes in whole or in part at any time at a redemption price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest and liquidated damages, if any, on the notes to but not including the redemption date if the closing price of our common stock has exceeded 130% of the conversion price of the notes for at least 20 trading days in any consecutive 30-day trading period.
          The notes are our unsecured (except as described below) and unsubordinated obligations and rank on a parity (except as described below) in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. In addition, the notes effectively rank junior to any future secured indebtedness we may incur and junior to our subsidiaries’ liabilities.
          We have pledged a portfolio of U.S. government securities as security for the first six scheduled interest payments on the notes.
          Our common stock is listed on the New York Stock Exchange under the symbol “MMR.” On October 5, 2005, the closing price of our common stock as reported on the New York Stock Exchange was $17.70 per share.
          Investing in the notes involves significant risks that are described in the “Risk Factors” section beginning on page 7 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October ___, 2005.

          McMoRan Exploration Co. is a Delaware corporation. Our principal executive offices are located at 1615 Poydras Street, New Orleans, Louisiana 70112, and our telephone number at that address is (504) 582-4000. Our web site is located at www.mcmoran.com. The information on our web site is not part of this prospectus.
          In this prospectus, except as otherwise noted, “we,” “us,” “our,” “McMoRan,” “MMR” and “the company” refer to McMoRan Exploration Co. and its consolidated subsidiaries.

          You should rely only on the information contained or incorporated by reference in this prospectus. We and the selling securityholders have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling securityholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus (including any document incorporated by reference herein) contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “plan” or “anticipate” and other similar words. Such forward-looking statements may be contained in the sections of this prospectus entitled “Summary” and “Risk Factors,” among other places.
          All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including, without limitation, statements regarding our potential development of the Main Pass Energy HubTM and the estimated capacity, cost and schedule of that development; our business plan for the remainder of 2005 and future periods; our need for, and the availability of, financing; our plans with regard to the exploration and development of our deep shelf and other prospects; the economic potential of our deep shelf and other exploration prospects; the anticipated timing of, and potential arrangements with third parties regarding, the drilling and evaluation of our deep shelf and other exploration prospects and the estimated costs thereof; the oil and gas reserve potential of our Gulf of Mexico exploration acreage; anticipated flow rates of producing wells; anticipated initial flow rates of new wells; the timing of production from our oil and gas properties; production and reserve estimates; reserve depletion rates; cash flow estimates with respect to the production and sale of our estimated proved reserves; general economic and business conditions; risks and hazards inherent in the production of oil and natural gas; risks and hazards inherent in the receipt, processing and distribution of liquefied natural gas (LNG); the demand and potential demand for oil and gas; trends in oil and gas prices; the payment of dividends on our 5% mandatorily redeemable convertible preferred stock; the amounts and timing of our reclamation obligations and our plans and arrangements for satisfying such obligations; the expense and effects on our operations of other environmental issues; and the expected outcome of pending litigation.
          Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the “Risk Factors” section of this prospectus. All forward-looking statements contained or incorporated by reference in this prospectus are made as of the date of this prospectus. Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement.
          Currently known risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors described in the “Risk Factors” section of this prospectus. We urge you to review carefully that section for a more complete discussion of the risks of an investment in the notes.

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SUMMARY
          This summary contains basic information about us. It does not contain all of the information that is important to your investment decision. You should read the following summary together with the more detailed information contained elsewhere in this prospectus or incorporated by reference into this prospectus as described below under “Incorporation by Reference.” To fully understand this offering, you should read all of that information.
The Company
          We engage in the exploration, development and production of oil and gas offshore in the Gulf of Mexico and in the Gulf Coast region, with a focus on the potentially significant hydrocarbons that we believe are contained in large, deep geologic structures located beneath the shallow waters of the Gulf of Mexico shelf and often lying below shallow reservoirs where significant reserves have been produced, commonly known as the “deep shelf.” We are also pursuing plans for the potential development of the Main Pass Energy HubTM (MPEHTM) project at our former sulphur mining facilities at Main Pass Block 299 (Main Pass 299) in the Gulf of Mexico. This project includes the transformation of our former Main Pass sulphur facilities into a hub for the receipt and processing of liquefied natural gas (LNG) and the storage and distribution of natural gas. We were previously engaged in the sulphur business until June 2002.
          Industry experts project declines in natural gas production from traditional sources in the U.S. and Canada, and an increase of nearly 40 percent in U.S. natural gas demand over the next 20 years. As a result, most industry observers believe that it is unlikely that U.S. demand can continue to be met entirely by traditional sources of supply. Accordingly, industry experts project that, over the next two decades, non-traditional sources of natural gas, such as Alaska, the Canadian Arctic, the deep shelf and LNG, will provide a significantly larger share of the supply. We believe that we are well positioned to pursue two of these alternative supply sources, namely deep shelf production and LNG imports, by exploiting our deep shelf exploration acreage and developing the MPEHTM project.
Oil and Gas Operations
          We and our predecessors have engaged in oil and gas exploration and production in the Gulf of Mexico and Gulf Coast region for over 30 years. We have focused on this region because:
•	we have developed significant expertise and have an extensive database of information about the geology and geophysics of this region;

•	we believe there are significant reserves in this region that have not yet been discovered; and

•	the necessary infrastructure for efficiently developing, producing and transporting oil and natural gas exists in this region, which allows an operator to reduce costs and the time that it takes to develop, produce and transport oil and natural gas.
          Our primary focus in this region is on shallow-water deep shelf natural gas exploration and production opportunities. We consider the deep shelf to be geologic structures located beneath the shallow waters of the Gulf of Mexico shelf at underground depths generally greater than 15,000 feet and often lying below reservoirs that have previously produced significant hydrocarbons. We believe that the U.S. market for natural gas has become increasingly attractive as demand continues to grow faster than available domestic and Canadian supplies. We also believe that the deep shelf of the Gulf of Mexico provides attractive drilling opportunities because the shallow water depths and close proximity to existing oil and gas production infrastructure should allow discoveries to generate production and cash flow relatively quickly.
     Multi-Year Exploration Venture
          During 2004, we and a private partner established a multi-year exploration venture with a combined commitment to spend $500 million to acquire and exploit high-potential, high-risk prospects, primarily Deep Miocene structures in the shallow waters of the shelf of the Gulf of Mexico and Gulf Coast areas. The exploration venture is also considering opportunities to participate in exploration activities in other areas of the Caribbean Basin. We and our exploration partner will share equally in all future revenues and costs associated with the exploration venture’s activities except for the Dawson Deep prospect at Garden Banks Block 625, where the exploration partner is participating in 40 percent of our interests. The funds are expected to be spent over a multi-year period on our existing inventory of deep shelf prospects and on new prospects as they are identified and/or acquired. Since inception of the exploration venture, we and our exploration partner have participated in six discoveries on the fourteen prospects that have been drilled and evaluated. Production has commenced on three of the discoveries and development plans are being pursued for the other discoveries. Positive results from the potential discovery at Blueberry Hill at Louisiana State Lease 340 would increase our success rate to seven out of fifteen prospects. The exploration venture plans to participate in the drilling of seven exploratory wells over the remainder of 2005.
     JB Mountain and Mound Point Activities
          We have experienced positive drilling results at South Marsh Island Block 223 (our JB Mountain prospect) and Louisiana State Lease 340 (our Mound Point prospect) through our May 2002 farm-out agreement with El Paso Production Company (El Paso). This success has reinforced our belief in the potential for significant hydrocarbon accumulations in the deep shelf of the Gulf of Mexico. Three wells are currently producing at the JB Mountain and Mound Point areas. We believe further significant exploration and development opportunities exist at both the JB Mountain and Mound Point prospects.
          Under our farm-out agreement, El Paso is funding all of the program’s costs attributable to the prospects and will retain all of the program’s interests until aggregate production from the prospects totals 100 billion cubic feet equivalent, or Bcfe, attributable to the program’s net revenue interest, when 50 percent of the program’s interests, including working interests and the obligation to fund future capital requirements, would revert to us. All exploration and development costs associated with the program’s interests in any future wells in these areas will be funded by El Paso during the period prior to reversion. For further information, see “— Acreage and Drilling Prospects” below.
     Oil and Gas Reserves
          Ryder Scott Company, L.P., an independent petroleum engineering firm, estimated our proved oil and natural gas reserves at December 31, 2004 to be approximately 49.9 Bcfe, consisting of 21.2 billion cubic feet, or Bcf, of natural gas and 4.8 million barrels, or MMBbls, of crude oil and condensate using the definitions required by the Securities and Exchange Commission (SEC). These estimates include approximately 4.2 MMBbls (24.9 Bcfe) of crude oil associated with our ownership of K-Mc Venture I LLC, which we acquired complete ownership of in December 2004 and 4.8 Bcfe of reserves associated with reversionary interests in properties we sold in February 2002. Our estimated proved reserves do not include any amounts that may be associated with our JB Mountain and Mound Point discoveries. Our year-end 2004 proved reserve estimates also do not include any amounts associated with our discoveries at Eugene Island Block 213 and Garden Banks Block 625 because the status of the evaluation of the properties was not sufficiently advanced to enable the determination of proved reserve estimates at December 31, 2004.
     Acreage and Drilling Prospects
          As of December 31, 2004, we owned or controlled interests in 98 oil and gas leases in the Gulf of Mexico and onshore Louisiana and Texas covering approximately 252,000 gross acres (approximately 111,000 acres net to our interests). Our acreage position includes approximately 18,000 gross acres (approximately 5,500 net to our interest) in which we hold potential reversionary interests in prospects that we have farmed-out or sold but that will partially revert to us upon the achievement of a specified production threshold or the achievement of specified net production proceeds. We acquired a significant portion of our acreage through agreements with two major oil companies that considered the prospects on the acreage to be high quality, but no longer consistent with their strategic objectives. We will continue to assess opportunities for acquiring additional deep shelf prospects through farm-in or other arrangements.
          In the near term, we plan to continue to pursue the drilling of our exploration prospects. Our exploration efforts over the past several years have resulted in the identification of over 20 high-potential, high-risk prospects, most of which are deep-gas targets near existing infrastructure in the shallow waters of the Gulf of Mexico. If our exploratory drilling is successful, significant additional capital will be required for the development and completion of these prospects. In addition, we may have funding requirements under the El Paso program if and when interests in those prospects revert to us. While we have had some recent success in our deep shelf drilling program, there are substantial risks associated with oil and gas exploration. For additional information regarding those risks, see the section of this prospectus entitled “Risk Factors.”
Main Pass Energy HubTM Project
          We are pursuing plans for the potential development of the MPEHTM Project. Through June 30, 2005, we have incurred approximately $21.3 million of cash costs associated with our this project, including $2.6 million during the second quarter of 2005 and $4.9 million for the six months ended June 30, 2005. We expect to spend between $5-8 million to advance the licensing process and to pursue commercial arrangements for the project over the remainder of 2005.

          The MPEHTM is located in 210 feet of water, which allows deepwater access for large LNG tankers and is in close proximity to shipping channels. We plan to use the substantial existing platforms and infrastructure at the site, which we believe will provide us potential significant timing advantages and cost savings. Safety and security aspects of the facility would also be enhanced by the offshore location. Subject to the timing of the issuance of our license and obtaining financing for the project, we believe the facilities could be operational by 2009, which would make MPEHTM one of the first U.S. offshore LNG terminals.
          Currently we own 100 percent of the MPEHTM project. However two entities have separate options to participate as passive equity investors for up to an aggregate 25 percent of our equity interest in the project. Future joint venture and financing arrangements may also reduce our equity interest in the project
          The proposed terminal would be capable of regasifying LNG at a rate of 1 Bcf per day and is being designed to accommodate potential future expansions. The capital cost for the terminal facilities is currently estimated at $440 million. We are seeking a permit for a facility with capacity up to 1.6 Bcf per day; developing the incremental capacity would add approximately $100 million to the estimated capital cost.
          We are also considering additional investments to develop undersea cavern storage for natural gas in the 2-mile diameter salt dome located at the site and to construct pipeline interconnects to the U.S. pipeline distribution system, including a new 93-mile, 36-inch pipeline to Coden, Alabama. Current plans for the MPEHTM include 28 Bcf of initial cavern storage capacity and aggregate peak deliverability from the proposed terminal, including deliveries from storage of up to 2.5 Bcf per day. The estimated cost for these potential investments in pipelines and storage is approximately $450 million.
          Pursuant to the requirements of the U.S. Deepwater Port Act, we filed an application with the U.S. Coast Guard (Coast Guard) and the Maritime Administration (MARAD) in February 2004 requesting a license to develop the MPEHTM project. Subsequent to filing the license application, the statutory review period was temporarily suspended while we provided the Coast Guard with additional information relating to the potential impact of the project on the marine habitat, air emissions, cavern design and other matters. On April 21, 2005, the Coast Guard resumed the statutory review period of our license application with an eight month timeline remaining under the 330-day review process.
          The most significant issue that has arisen in the licensing process for the MPEHTM and other offshore LNG projects is the use of open rack vaporizers, sometimes referred to as an “open-loop” system, for using seawater to heat LNG to convert it to natural gas. Concerns have been expressed in the licensing process about the potential impact of this process on marine life. Commercial and recreational fishing interests, as well as environmental groups, have taken positions opposing open-loop systems. Two offshore LNG projects using open-loop systems have been granted licenses but the Governors of Louisiana, Mississippi and Alabama, states adjacent to our proposed MPEHTM project, publicly announced opposition to the use of open-loop systems in the second quarter of 2005 until additional data are made available that would mitigate concerns about the impact of open-loop systems on marine life. A provision in the Deepwater Port Act allows the governor of the adjacent state to veto a license application.
          In June 2005, the Coast Guard and MARAD published a draft Environmental Impact Statement (EIS) for our MPEHTM license application. The draft EIS evaluates potential environmental impacts associated with the construction and operation of the MPEHTM. The Coast Guard and MARAD, which work in collaboration with the National Marine Fisheries Service, the Environmental Protection Agency and other government agencies, have stated that they do not believe that open-loop systems will have a significant, adverse impact on the Gulf of Mexico fishing industry.
          The Coast Guard held public meetings during July 2005 to allow public comments on the draft EIS. Following publication of the final EIS, additional public meetings will be held. Based on the statutory review period in the Deepwater Port Act, a decision on our license application would be issued by the end of 2005; however, the timing or outcome of the review and approval process depends on circumstances beyond our control.
          We are in discussions with potential LNG suppliers in the Atlantic Basin and with natural gas consumers in the United States regarding commercial arrangements for the facilities. We are also considering opportunities to participate in certain oil and gas exploration and production activities as an extension of our proposed LNG terminaling activities. We are advancing commercial discussions in parallel with the permitting process.
          For additional information regarding our MPEHTM Project see Items 1. and 2. “Business and Properties — Main Pass Energy HubTM Project” in our 2004 Form 10-K. For additional information regarding the risks associated with the MPEHTM project, see the section of this prospectus entitled “Risk Factors — Factors Relating to the Potential Main Pass Energy HubTM Project.”

          Our principal executive offices are located at 1615 Poydras Street, New Orleans, Louisiana 70112, and our telephone number at that address is (504) 582-4000.

RATIO OF EARNINGS TO FIXED CHARGES
          Our ratio of earnings to fixed charges was as follows for the periods presented:

	Six Months
	Ending
	June 30				Years Ending December 31
	2005		2004		2004		2003		2002	2001		2000
Ratio of earnings to fixed charges	—	(a)	—	(a)	—	(a)	—	(a)	20.2x	—	(a)	1.0x

(a)	Our ratio of earnings to fixed charges resulted in shortfalls of $11.3 million for the six months ended June 30, 2005, $15.8 million for the six months ended June 30, 2004, $41.7 million for fiscal year 2004, $37.2 million for fiscal year 2003 and $104.4 million for fiscal year 2001.
          For the ratio of earnings to fixed charges calculation, earnings consist of pre-tax income from continuing operations before minority interests in consolidated subsidiaries, income or loss from equity investments and fixed charges; fixed charges include interest and that portion of rent deemed representative of interest. We computed our pre-tax earnings using actual tax rates for each year.

THE OFFERING
          The following is a brief summary description of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of the Notes” in this prospectus.

Issuer	McMoRan Exploration Co.

Notes offered	$140.0 million principal amount of 5 1/4% Convertible Senior Notes due 2011.

Maturity	October 6, 2011.

Interest	The notes will bear interest at 5 1/4% per annum on the principal amount, payable semiannually on April 6 and October 6, beginning on April 6, 2005, and at maturity.

Conversion rights	The notes are convertible, at the option of the holder, at any time on or prior to maturity, into shares of our common stock at a conversion price of $16.575 per share, which is equal to a conversion rate of 60.3318 shares of our common stock per $1,000 principal amount of notes. The conversion rate is subject to adjustment upon the occurrence of certain events. See “Description of the Notes — Conversion Rights.”

Security	We have purchased and pledged to the trustee under the indenture, as security for the exclusive benefit of the holders of the notes, approximately $21.2 million of U.S. government securities, which will be sufficient upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the first six scheduled interest payments due on the notes. The notes are not otherwise secured. See “Description of the Notes — Security.”

Ranking	The notes are unsecured (except as described above under “Security”) and unsubordinated and:

• rank on a parity (except as described above under “Security”) in right of payment with all of our existing and future senior and unsecured debt;

• rank senior to any of our future subordinated debt;

• are effectively subordinated to any of our secured debt to the extent of the value of the assets securing such debt; and

• are effectively subordinated to all liabilities and preferred stock, if any, of our subsidiaries.

See “Description of the Notes — Ranking.” As of June 30, 2005, we had no secured or unsecured indebtedness or preferred stock, other than our 6% convertible senior notes due 2008 and our 5% mandatorily redeemable convertible preferred stock. In addition, as of June 30, 2005, our subsidiaries had no indebtedness and no outstanding preferred stock.

Provisional redemption	Prior to October 6, 2009, the notes are not redeemable at our option. Beginning on October 6, 2009, we may redeem the notes in whole or in part for cash at any time at a redemption price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest and liquidated damages, if any, on the notes to but not including the redemption date if the closing price of the common stock has exceeded 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period.

In addition, if beginning on October 6, 2009, on any interest payment date, the aggregate principal amount of the notes outstanding is less than 15% of the aggregate principal amount of notes outstanding after this offering, we may redeem the notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest and liquidated damages, if any, on the notes to but not including the redemption date.

The “conversion price” as of any day will equal $1,000 divided by the conversion rate. If we redeem the notes, we will make an additional payment equal to the total value of the aggregate amount of the interest otherwise payable on the notes from the last day through which interest was paid on the notes through the redemption date. We must make these payments on all notes called for redemption, including notes converted after the date we mailed the notice.

Change of control	Upon a change of control event (as defined in the indenture governing the notes), each holder of the notes may require us to repurchase some or all of its notes at a repurchase price equal to 100 percent of the aggregate principal amount of the notes plus accrued and unpaid interest, if any, to but excluding the date of purchase, plus, in certain circumstances, a make-whole premium. See “Description of the Notes — Change of Control Permits Purchase of Notes at the Option of the Holder.”

Use of proceeds	We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes.

DTC eligibility	The notes were issued in book-entry form and are represented by permanent global certificates without coupons deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company in New York, New York. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes — Form, Denomination and Registration.”

Trading	The notes are currently eligible for trading in the PORTAL market. However, notes sold using this prospectus will no longer be eligible for trading in the PORTAL market. Our common stock is traded on the New York Stock Exchange under the symbol “MMR.”

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

RISK FACTORS
          You should carefully consider the risk factors set forth below, as well as the other information appearing in this prospectus and the documents to which we refer you, including those incorporated by reference in this prospectus, before making an investment decision. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flow and results of operations.
Factors Relating to Financial Matters
We will require additional capital to fund our future drilling activities and to develop the MPEHTM. If we fail to obtain additional capital, we may not be able to continue our operations or develop the MPEHTM.
     Historically, we have funded our operations and capital expenditures through:
•	our cash flow from operations;

•	entering into exploration arrangements with other parties;

•	selling oil and gas properties;

•	borrowing money from banks; and

•	selling preferred and common stock and securities convertible into common stock.
We expect to commence drilling seven exploratory prospects in the second half of 2005. We anticipate that our capital expenditures during the second half of 2005 will approximate $95 million, including approximately $60 million for exploration expenses and $35 million for currently identified development costs. These planned capital expenditures are subject to change because of timing and other factors and may increase as additional exploration opportunities are presented to us or to fund the development costs associated with additional successful wells. In addition, we may have funding requirements under the El Paso program, if and when interests in those properties revert to us. We are also continuing our efforts to develop the MPEHTM project at our discontinued sulphur facilities at Main Pass. We intend to fund these near-term expenditures with the proceeds we received from our capital financing transactions in October 2004. However, our resources may prove to be insufficient for these working capital and capital expenditure requirements even if we are successful in our exploration activities. In order to complete our business plan, over the longer term we expect we will need to raise additional funds through public or private equity or debt financing. If we fail to obtain additional capital, we may not be able to continue our operations or develop the MPEHTM project.
Our future revenues will be reduced as a result of agreements that we have entered into and may enter into in the future with third parties.
          We have entered into agreements with third parties in order to fund the exploration and development of certain of our properties. These agreements will reduce our future revenues. For example, we have entered into a farm-out agreement with El Paso to fund the exploration and development for four of our prospects, two of which resulted in discoveries requiring further delineation and two of which were nonproductive. We have also entered into a multi-year joint venture agreement with a private exploration and production company, who will participate for 50 percent of our interest, pay 50 percent of our costs and assume 50 percent of our obligations with respect to our prospects in which it elects to participate, except for the Dawson Deep prospect at Garden Banks Block 625 where our exploration partner participates for 40 percent of our interests, has assumed 40 percent of our obligations and pays 40 percent of our costs. We may also seek to enter into additional farm-out or other arrangements with other companies, but cannot assure you that we will succeed in doing so. Such arrangements would reduce our share of future revenues associated with our exploration prospects and will defer the realization of the value of our interest in the prospects until specified production quantities have been achieved as in the case of the El Paso farm-our arrangement, or specified net production proceeds have been received for the benefit of the other party. Consequently, even if exploration and development of the prospects is successful, we cannot assure you that such exploration and development will result in an increase our revenues or our proved oil and gas reserves or when such increases might occur.

          In addition to farm-outs and similar arrangements, we may consider sales of interests in our properties, which in the case of producing properties would reduce future revenues, and in the case of exploration properties would reduce our prospects.
We have incurred losses from our operations in the past and may continue to do so in the future. Our failure to achieve profitability in the future could adversely affect the trading price of our common stock and our other securities and our ability to raise additional capital.
          Our continuing operations, which include start-up costs for the MPEHTM, incurred losses of $52.0 million in 2004 and $41.8 million in 2003, earned income of $18.5 million in 2002 (which included $44.1 million in gains on the disposition of oil and gas property interests), and incurred losses of $104.8 million in 2001 and $34.9 million in 2000. No assurance can be given that we will achieve profitability or positive cash flows from our operations in the future. Our failure to achieve profitability in the future could adversely affect the trading price of our common stock, our other securities and our ability to raise additional capital.
We are responsible for reclamation, environmental and other obligations relating to our former sulphur operations, including Main Pass.
          In December 1997, we assumed responsibility for potential liabilities, including environmental liabilities, associated with the prior conduct of the businesses of our predecessors. Among these are potential liabilities arising from sulphur mines that were depleted and closed in the past in accordance with environmental laws in effect at the time, particularly in coastal or marshland areas that have experienced subsidence or erosion that has exposed previously buried pipelines and equipment. New laws or actions by governmental agencies calling for additional reclamation action on those closed operations could result in significant additional reclamation costs for us. We could also be subject to potential liability for personal injury or property damage relating to wellheads and other materials at closed mines in coastal areas that have become exposed through coastal erosion. As of December 31, 2004, we had accrued $6.9 million relating to reclamation liabilities with respect to our discontinued Main Pass sulphur operations, and $5.2 million relating to reclamation liabilities with respect to our other discontinued sulphur operations. We cannot assure you that actual reclamation costs ultimately incurred will not exceed our current and future accruals for reclamation costs, that we will have the cash to fund these costs when incurred or that we will be able to satisfy applicable bonding requirements.
We are subject to indemnification obligations with respect to the sulphur transportation and terminaling assets that we sold in June 2002, including sulphur and oil and gas obligations arising under environmental laws.
          We are subject to indemnification obligations with respect to the sulphur operations previously engaged in by us and our predecessor companies. In addition, we assumed, and agreed to indemnify IMC Global Inc. from certain potential obligations, including environmental obligations relating to historical oil and gas operations conducted by the Freeport-McMoRan companies prior to the 1997 merger of Freeport-McMoRan Inc. and IMC Global. Our liabilities with respect to those obligations could adversely affect our operations and liquidity.
Factors Relating to Our Operations
Our future performance depends on our ability to add reserves.
          Our future financial performance depends in large part on our ability to find, develop and produce oil and gas reserves. We cannot assure you that we will be able to do so profitably. Moreover, because our ownership interests in prospects subject to farm-out or other exploration arrangements will revert to us only upon the achievement of a specified production threshold or the receipt of specified net production proceeds, significant discoveries on these prospects will be needed to generate revenues to us and increase our proved oil and gas reserves. We cannot assure you that any of our exploration or farm-out arrangements will result in an increase in our revenues or proved oil and gas reserves, or if they do result in an increase, when that might occur.
Our exploration and development activities may not be commercially successful.
          Oil and gas exploration and development activities involve a high degree of risk that hydrocarbons will not be found, that they will not be found in commercial quantities, or that the value produced will be less than the related drilling, completion and operating costs. The 3-D seismic data and other technologies that we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or economically producible. The cost of drilling, completing and operating a well is often uncertain, especially when drilling offshore and when drilling deep wells, and cost factors can adversely affect the economics of a project. Our drilling operations may be changed, delayed or canceled as a result of numerous factors, including:
•	the market price of oil and gas;

•	unexpected drilling conditions;

•	unexpected pressure or irregularities in formations;

•	equipment failures or accidents;

•	title problems;

•	hurricanes, which are common in the Gulf of Mexico during certain times of the year, and other adverse weather conditions;

•	regulatory requirements; and

•	unavailability or high cost of equipment or labor.
Further, completion of a well does not guarantee that it will be profitable or even that it will result in recovery of the related drilling, completion and operating costs.
          In addition, we plan to conduct most of our near-term exploration, development and production operations on the deep shelf of the Gulf of Mexico, an area that has had limited historical drilling activity due, in part, to its geologic complexity. There are additional risks associated with deep shelf drilling (versus traditional shelf drilling) that could result in substantial losses. Deeper targets are more difficult to detect with traditional seismic processing. Moreover, the expense of drilling deep shelf wells and the risk of mechanical failure is significantly higher because of the additional depth and adverse conditions such as high temperature and pressure. Our experience suggests that exploratory costs can sometimes exceed $30 million per deep shelf well drilled. Accordingly, we cannot assure you that our oil and gas exploration activities, either on the deep shelf or elsewhere, will be commercially successful.
The future results of our oil and gas business are difficult to forecast, primarily because the results of our exploration strategy are unpredictable.
          Most of our oil and gas business is devoted to exploration, the results of which are unpredictable. In addition, we use the successful efforts accounting method for our oil and gas exploration and development activities. This method requires us to expense geological and geophysical costs and the costs of unsuccessful exploration wells as they occur rather than capitalizing these costs up to a specified limit as required by the full cost accounting method. Because the timing difference between incurring exploration costs and realizing revenues from successful properties can be significant, losses may be reported even though exploration activities may be successful during a reporting period. Accordingly, depending on our exploration results, we may incur significant additional losses as we continue to pursue our exploration activities. We cannot assure you that our oil and gas operations will achieve or sustain positive earnings or cash flows from operations in the future.
The marketability of our production depends mostly upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities.
          The marketability of our production depends on the availability, operation and capacity of gas gathering systems, pipelines and processing facilities. If such systems and facilities are unavailable or lack available capacity, we could be forced to shut in producing wells or delay or discontinue development plans. Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand could adversely affect our ability to produce and market our oil and natural gas. If market factors change dramatically, the financial impact on us could be substantial. The availability of markets and the volatility of product prices are beyond our control.

Because our reserves and production are concentrated in a small number of offshore properties, production problems or significant changes in reserve estimates related to any property could have a material impact on our business.
          At December 31, 2004 our production was primarily associated with five producing properties in the shallow waters of the Gulf of Mexico. Additionally, these five producing properties together with Main Pass Block 299 represent a substantial portion of our year-end 2004 estimated proved reserves. If mechanical problems, depletion, storms or other events reduced a substantial portion of this production, our cash flows would be adversely affected. If the actual reserves associated with our fields are less than our estimated reserves, our results of operations and financial condition could be adversely affected.
We are vulnerable to risks associated with the Gulf of Mexico because we currently explore and produce exclusively in that area.
          Our strategy of concentrating on the Gulf of Mexico makes us more vulnerable to the risks associated with operating in that area than our competitors with more geographically diverse operations. These risks include:
•	hurricanes, which are common in the Gulf of Mexico during certain times of the year, and other adverse weather conditions;

•	difficulties securing oil field services; and

•	compliance with existing and future regulations.
          In addition, production from the Gulf of Mexico shelf generally declines more rapidly than in other producing regions of the world because reservoirs in the Gulf of Mexico shelf are generally sandstone reservoirs characterized by high porosity and high permeability that results in an accelerated recovery of production in a relatively short period of time, with a generally more rapid decline near the end of the life of the reservoir. This results in recovery of a relatively higher percentage of reserves during the initial years of production, and a corresponding need to replace these reserves with discoveries at new prospects at a relatively rapid rate.
The amount of oil and gas that we produce and the net cash flow that we receive from that production may differ materially from the amounts reflected in our reserve estimates.
          Our estimates of proved oil and gas reserves are based on reserve engineering estimates using guidelines established by the SEC. Reserve engineering is a subjective process of estimating recoveries from underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data and the application of engineering and geological interpretation and judgment. Estimates of economically recoverable reserves and future net cash flows depend on a number of variable factors and assumptions, such as:
•	historical production from the area compared with production from other producing areas;

•	assumptions concerning future oil and gas prices, future operating and development costs, workover, remediation and abandonment costs, and severance and excise taxes; and

•	the assumed effects of government regulation.
These factors and assumptions are difficult to predict and may vary considerably from actual results. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based on varying interpretations of the same available data. Also, estimates of proved reserves for wells with limited or no production history are less reliable than those based on actual production. Subsequent evaluation of the same reserves may result in variations, which may be substantial, in our estimated reserves. As a result, all reserve estimates are imprecise.
          You should not construe the estimated present values of future net cash flows from proved oil and gas reserves as the current market value of our estimated proved oil and gas reserves. As required by the SEC, we have estimated the discounted future net cash flows from proved reserves based on the prices and costs prevailing at December 31, 2004 without any adjustment to normalize those prices and costs based on variations over time either before or after that date. Future prices and costs may be materially higher or lower. Future net cash flows also will be affected by such factors as:
•	the actual amount and timing of production;

•	changes in consumption by gas purchasers; and

•	changes in governmental regulations and taxation.
In addition, we have used a 10 percent discount factor, which the SEC requires all companies to use to calculate discounted future net cash flows for reporting purposes. That is not necessarily the most appropriate discount factor to be used in determining market value, since interest rates vary from time to time, and the risks associated with operating particular oil and gas properties can vary significantly.
Financial difficulties encountered by our partners or third-party operators could adversely affect the exploration and development of our prospects.
          We have a farm-out agreement with El Paso to fund the exploration and development costs of our JB Mountain and Mound Point prospects. We also have entered into a multi-year exploration venture agreement with a private exploration and production company providing an initial combined $500 million commitment to fund the venture’s future costs to acquire and exploit high-potential, high-risk prospects. In addition, other companies operate some of the other properties in which we have an ownership interest. Liquidity and cash flow problems encountered by our partners or the co-owners of our properties may prevent or delay the drilling of a well or the development of a project.
          In addition, our farm-out partners and working interest co-owners may be unwilling or unable to pay their share of the costs of projects as they become due. In the case of a farm-out partner, we would have to find a new farm-out partner or obtain alternative funding in order to complete the exploration and development of the prospects subject to the farm-out agreement. In the case of a working interest owner, we could be required to pay the working interest owner’s share of the project costs. We cannot assure you that we would be able to obtain the capital necessary to fund either of these contingencies or that we would be able to find a new farm-out partner.
We cannot control the activities on properties we do not operate.
          Other companies operate some of the properties in which we have an interest. As a result, we have a limited ability to exercise influence over the operation of these properties or their associated costs. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors outside of our control, including:
•	timing and amount of capital expenditures;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells; and

•	selection of technology.
Our revenues, profits and growth rates may vary significantly with fluctuations in the market prices of oil and gas.
          In recent years, oil and gas prices have fluctuated widely. We have no control over the factors affecting prices, which include:
•	the market forces of supply and demand;

•	regulatory and political actions of domestic and foreign governments; and

•	attempts of international cartels to control or influence prices.
Any significant or extended decline in oil and gas prices would have a material adverse effect on our profitability, financial condition and operations and on the trading prices of our securities.

If oil and gas prices decrease or our exploration efforts are unsuccessful, we may be required to write down the capitalized cost of individual oil and gas properties.
          A writedown of the capitalized cost of individual oil and gas properties could occur when oil and gas prices are low or if we have substantial downward adjustments to our estimated proved oil and gas reserves, increases in our estimates of development costs or nonproductive exploratory drilling results. A writedown could adversely affect the trading prices of our securities.
          We use the successful efforts accounting method. All property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending the determination of whether proved reserves are discovered. If proved reserves are not discovered with an exploratory well, the costs of drilling the well are expensed. All geological and geophysical costs on exploratory prospects are expensed as incurred.
          The capitalized costs of our oil and gas properties, on a field-by-field basis, may exceed the estimated future net cash flows of that field. If so, we record impairment charges to reduce the capitalized costs of each such field to our estimate of the field’s fair market value. Unproved properties are evaluated at the lower of cost or fair market value. These types of charges will reduce our earnings and stockholders’ equity.
          We assess our properties for impairment periodically, based on future estimates of proved and risk-adjusted probable reserves, oil and gas prices, production rates and operating, development and reclamation costs based on operating budget forecasts. Once incurred, an impairment charge cannot be reversed at a later date even if we experience increases in the price of oil or gas, or both, or increases in the amount of our estimated proved reserves.
Shortages of supplies, equipment and personnel may adversely affect our operations.
          Our ability to conduct operations in a timely and cost effective manner depends on the availability of supplies, equipment and personnel. The offshore oil and gas industry is cyclical and experiences periodic shortages of drilling rigs, work boats, tubular goods, supplies and experienced personnel. Shortages can delay operations and materially increase operating and capital costs.
The loss of key personnel could adversely affect our ability to operate.
          We depend, and will continue to depend in the foreseeable future, on the services of key employees with extensive experience and expertise in:
•	evaluating and analyzing drilling prospects and producing oil and gas properties;

•	maximizing production from oil and gas properties; and

•	marketing oil and gas production.
Our ability to retain our key employees, none of whom are subject to an employment agreement with us, is important to our future success and growth. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on our business.
The oil and gas exploration business is very competitive, and most of our competitors are much larger and financially stronger than we are.
          The business of oil and gas exploration, development and production is intensely competitive, and we compete with many companies that have significantly greater financial and other resources than we have. Our competitors include the major integrated oil companies and a substantial number of independent exploration companies. We compete with these companies for supplies, equipment, labor and prospects. These competitors may, for example, be better able to:
•	access less expensive sources of capital;

•	obtain equipment, supplies and labor on better terms;

•	develop, or buy, and implement new technologies; and

•	access more information relating to prospects.
Offshore operations are hazardous, and the hazards are not fully insurable at commercially reasonable costs.
          Our operations are subject to the hazards and risks inherent in drilling for, producing and transporting oil and gas. These hazards and risks include:
•	fires;

•	natural disasters;

•	abnormal pressures in formations;

•	blowouts;

•	cratering;

•	pipeline ruptures; and

•	spills.
If any of these or similar events occur, we could incur substantial losses as a result of death, personal injury, property damage, pollution, lost production, remediation and clean-up costs, and other environmental damages. Moreover, our drilling, production and transportation operations in the Gulf of Mexico are subject to operating risks peculiar to the marine environment. These risks include:
•	hurricanes, which are common in the Gulf of Mexico during certain times of the year, and other adverse weather conditions;

•	extensive governmental regulation (including regulations that may, in certain circumstances, impose strict liability for pollution damage); and

•	interruption or termination of operations by governmental authorities based on environmental, safety or other considerations.
As a result, substantial liabilities to third parties or governmental entities may be incurred, which could have a material adverse effect on our financial condition and results of operations.
          We maintain insurance coverage for our operations, including limited coverage for sudden and accidental environmental damages, but we do not believe that coverage for environmental damages that occur over time or complete coverage for sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we could be subject to liability or lose the right to continue exploration or production activities on some or all of our properties if certain environmental damages occur.
          Our liability, property damage, business interruption and other insurance coverages do not provide protection against all potential liabilities incident to the ordinary conduct of our business and do not provide coverage for damages caused by war. Moreover, our insurance coverages are subject to coverage limits, deductibles and other conditions. The occurrence of an event that is not fully covered by insurance would adversely affect our financial condition and results of operations.
Hedging our production may result in losses.
          We currently have no hedging agreements in place. However, we may in the future enter into arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. We may enter into oil and gas hedging contracts in order to increase credit availability. Hedging will expose us to risk of financial loss in some circumstances, including if:

•	production is less than expected;

•	the other party to the contract defaults on its obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.
          In addition, hedging may limit the benefit we would otherwise receive from increases in the prices of oil and gas. Further, if we do not engage in hedging, we may be more adversely affected by changes in oil and gas prices than our competitors who engage in hedging.
Compliance with environmental and other government regulations could be costly and could negatively affect production.
          Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:
•	require the acquisition of a permit before drilling commences;

•	restrict the types, quantities and concentration of various substances that can be released into the environment from drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas;

•	require remedial measures to address or mitigate pollution from former operations, such as plugging abandoned wells;

•	impose substantial liabilities for pollution resulting from our operations; and

•	require capital expenditures for pollution control equipment.
The recent trend toward stricter standards in environmental legislation and regulations is likely to continue and could have a significant impact on our operating costs, as well as on the oil and gas industry in general.
          Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, which could have a material adverse effect on our financial condition and results of operations. We could also be held liable for any and all consequences arising out of human exposure to hazardous substances, including without limitation, asbestos-containing materials, or other environmental damage which liability could be substantial.
          The Oil Pollution Act of 1990 imposes a variety of legal requirements on “responsible parties” related to the prevention of oil spills. The implementation of new, or the modification of existing, environmental laws or regulations, including regulations promulgated pursuant to the Oil Pollution Act of 1990, could have a material adverse effect on us.
Factors Relating to the Potential Main Pass Energy HubTM Project
We are continuing to assess the suitability of our discontinued Main Pass sulphur facilities as an LNG receipt and processing terminal. Even if it is technically feasible to retrofit the facilities for such use, we may not be able to obtain the necessary financing to complete the project.
          We are continuing to assess the feasibility of converting our Main Pass sulphur facilities to an LNG receipt and processing terminal. Even if feasible, conversion of the facilities would require significant project-based financing for the associated engineering, environmental, regulatory, construction and legal costs. We may not be able to obtain such financing at an acceptable cost, or at all, which would have an adverse effect on our ability to pursue alternative uses of the Main Pass facilities. Financing arrangements for the project may also reduce our economic interest in, and control of, the project.

We may not be able to obtain the approvals and permits from regulatory agencies necessary to use our Main Pass facilities as an LNG terminal.
          The receipt and processing of LNG is highly regulated, and we must obtain several regulatory approvals and permits in order to develop the MPEHTM project. We have filed an application with the U.S. Coast Guard and the Maritime Administration (MARAD) requesting a license to develop our proposed LNG terminal. The Coast Guard subsequently requested additional information on air emissions, cavern design and other areas. We provided the information and on April 21, 2005, the Coast Guard resumed the statutory review period and we will continue to provide information as requested.
          The most significant issue that has arisen in the licensing process for the MPEHTM and other offshore LNG projects is the use of open rack vaporizers, sometimes referred to as an “open-loop” system, for using seawater to heat LNG to convert it to natural gas. Concerns have been expressed in the licensing process about the potential impact of this process on marine life. Commercial and recreational fishing interests, as well as environmental groups, have taken positions opposing open-loop systems. Two offshore LNG projects using open-loop systems have been granted licenses but the Governors of Louisiana, Mississippi and Alabama, states adjacent to our proposed MPEHTM project, publicly announced opposition to the use of open-loop systems in the second quarter of 2005 until additional data are made available that would mitigate concerns about the impact of open-loop systems on marine life. A provision in the Deepwater Port Act allows the governor of the adjacent state to veto a license application.
          In June 2005, the Coast Guard and MARAD published a draft Environmental Impact Statement (EIS) for our MPEHTM license application. Based on the statutory review period in the Deepwater Port Act, a decision on our license application would be issued by the end of 2005; however, the timing or outcome of the review and approval process depends on circumstances beyond our control.
Our interest in the proposed LNG terminal project will be reduced if either or both K1 USA or OSFI exercises its option to acquire a passive equity interest in our Main Pass Energy HubTM project, and may be further reduced by any financing arrangements that may be entered into with respect to the project.
          K1 USA Ventures, Inc. and K1 USA Energy Production Corporation (K1 USA), subsidiaries of k1, have the option, exercisable upon the closing of any project financing arrangements, to acquire up to 15 percent of our equity interest in the MPEHTM project by agreeing prospectively to fund up to 15 percent of our future contributions to the project. In connection with our settlement of litigation with OSFI, OSFI has the right to participate as a passive equity investor for up to 10 percent of our equity interest in the MPEHTM project on a basis parallel with our agreement with K1 USA. If either option is exercised, our economic interest in MPEHTM project would be reduced. Financing arrangements for the project may also reduce our economic interest in, and control of, the project.
Failure of LNG to compete successfully in the United States gas market could have a detrimental effect on our ability to pursue alternative uses of our Main Pass facilities.
          Because the United States historically has had an abundant supply of domestic natural gas, LNG has not been a major energy source. The failure of LNG to become a competitive supply alternative to domestic natural gas and other import alternatives may have a material adverse effect on our ability to use our Main Pass facilities as a terminal for LNG receipt and processing and natural gas storage and distribution.
If we were to develop an LNG terminal at our Main Pass facilities, fluctuations in energy prices or the supply of natural gas could be harmful to those operations.
          If the delivered cost of LNG is higher than the delivered costs of natural gas or natural gas derived from other sources, our proposed terminal’s ability to compete with such supplies would be negatively affected. In addition, if the supply of LNG is limited or restricted for any reason, our ability to profitably operate an LNG terminal would be materially affected. The revenues generated by such a terminal would depend on the volume of LNG processed and the price of the natural gas produced, both of which can be affected by the price of natural gas and natural gas liquids.
Our proposed LNG terminal would be subject to significant operating hazards and uninsured risks, one or more of which may create significant liabilities for us.

          In the event we complete and establish an LNG terminal at Main Pass, the operations of such facility would be subject to the inherent risks associated with those operations, including explosions, pollution, fires, hurricanes and adverse weather conditions, and other hazards, any of which could result in damage to or destruction of our facilities or damage to persons and other property. In addition, these operations could face risks associated with terrorism. If any of these events were to occur, we could suffer substantial losses. Depending on commercial availability, we expect to maintain insurance against these types of risks to the extent and in the amounts that we believe are reasonable. Our financial condition would be adversely affected if a significant event occurs that is not fully covered by insurance, and our continuing operations could be adversely affected by such an event whether or not it is fully covered by insurance.
Factors Relating to the Notes
There is no public market for the notes, and we cannot assure you that a market for the notes will develop.
          The notes are currently eligible for trading in the PORTAL market. However, notes sold using this prospectus will no longer be eligible for trading in the PORTAL market. In addition, there is no established public trading market for the notes, and no assurance can be given as to:
•	the liquidity of any such market that may develop;

•	the ability of holders of the notes to sell their notes; or

•	the price at which the holders of the notes would be able to sell their notes.
          If such a market were to exist, the notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including:
•	prevailing interest rates and the markets for similar securities;

•	the market price of our common stock;

•	general economic conditions; and

•	our financial condition, historic financial performance and future prospects.
We will require a significant amount of cash to service the notes, our current indebtedness and any future indebtedness we may incur, and our ability to generate cash depends on many factors beyond our control.
          Our ability to make payments on the notes, our current indebtedness and any future indebtedness we may incur depends on our ability to generate sufficient cash flow. We cannot assure you that
•	our business will generate sufficient cash flow from operations;

•	future borrowings will be available in an amount sufficient to enable us to pay our indebtedness on or before maturity; or

•	we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.
          Factors beyond our control will affect our ability to make these payments. These factors include those discussed elsewhere in these risk factors and those listed in the “Cautionary Notice Regarding Forward-Looking Statements” section of this prospectus.
          If, in the future, we cannot generate sufficient cash flow from our operations to meet our debt service obligations, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations.
Because we are a holding company, our ability to pay our debts depends upon the ability of our subsidiaries to pay us dividends and to advance us funds. In addition, our ability to participate in any distribution of our subsidiaries’ assets is generally subject to the prior claims of the subsidiaries’ creditors.

     Because we conduct our business primarily through our subsidiaries, our ability to pay our debts depends upon the earnings and cash flow of our subsidiaries and their ability to pay us dividends and advance us funds. Contractual and legal restrictions applicable to our subsidiaries could also limit our ability to obtain cash from them. Our rights to participate in any distribution of our subsidiaries’ assets upon their liquidation, reorganization or insolvency would generally be subject to the prior claims of the subsidiaries’ creditors.
We may not have the ability to raise the funds necessary to purchase the notes for cash upon the occurrence of a change in control.
     Upon specified change in control events relating to us, each holder of the notes may require us to purchase all or a portion of such holder’s notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, on such notes to but excluding the date of purchase, plus in certain circumstances, a make-whole premium. We cannot assure you that we would have sufficient financial resources to purchase the notes for cash or to satisfy our other debt obligations if we are required to purchase the notes upon the occurrence of a change of control. In addition, events involving a change in control may result in an event of default under other debt we may incur in the future. There can be no assurance what effect a change in control would have on our ability to pay interest, principal and premium, if any, on the notes when due.
There are no restrictive covenants in the indenture governing the notes relating to our ability to incur future indebtedness or complete other transactions.
     The indenture governing the notes does not contain any financial covenants or restrictions on the payment of dividends, and does not restrict the issuance or repurchase of securities by us or our subsidiaries. Moreover, the indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as leveraged recapitalization, that would increase the level of our indebtedness, or a change of control except as described under “Description of the Notes — Change of Control Permits Purchase of Notes at the Option of the Holder.” Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations under the notes could be adversely affected.
We may incur additional indebtedness ranking equal to the notes.
     If we incur any additional debt that ranks equally with the notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you, if any.
The notes are unsecured and effectively subordinated to any secured indebtedness we may incur and the liabilities of our subsidiaries.
     The notes are our senior unsecured obligations, junior in right of payment to any secured debt we may incur, to the extent of the collateral. In addition, the notes are effectively junior in right of payment to the indebtedness and other liabilities of our subsidiaries. For further information, see the section of this prospectus entitled “Description of the Notes — Ranking.”
     In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the notes will be entitled to be paid in full from our assets before any payment may be made with respect to the notes. Holders of the notes will participate ratably with all holders of our other senior unsecured indebtedness, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than the holders of any secured indebtedness that we may then have outstanding.
Factors Relating to the Common Stock
Our common stock has experienced, and may continue to experience, price volatility.
     The trading price of our common stock has been and may continue to be subject to large fluctuations, which may result in losses to investors. Our stock price may increase or decrease in response to a number of events and factors, including:

•	the results of our exploratory drilling;

•	our progress or lack thereof with respect to our potential Main Pass Energy HubTM project;

•	trends in our industry and the markets in which we operate;

•	changes in the market price of the commodities we sell;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	quarterly variations in operating results;

•	the operating and stock price performance of other companies that investors may deem comparable; and

•	purchases or sales of blocks of our common stock.
This volatility may adversely affect the price of our common stock regardless of our operating performance.
Common shares eligible for future sale may cause the market price for our common stock to drop significantly, even if our business is doing well.
     If our existing shareholders sell our common stock in the market, or if there is a perception that significant sales may occur, the market price of our common stock could drop significantly. In such case, our ability to raise additional capital in the financial markets at a time and price favorable to us might be impaired. In addition, our board of directors has the authority to issue additional shares of our authorized but unissued common stock without the approval of our shareholders. Additional issuances of common stock would dilute the ownership percentage of existing shareholders and may dilute the earnings per share of our common stock. As of December 31, 2004, 24.3 million shares of our common stock were issued and outstanding, which amount excludes 4.8 million shares issuable upon the exercise of options outstanding at December 31, 2004 at an average exercise price of $13.97 per share and 2.5 million shares issuable upon the exercise of warrants granted to subsidiaries of k1 with an exercise price of $5.25 per share.
     Assuming (1) all of our 6% convertible senior notes (conversion price of $14.25 per share, subject to adjustment) and 5% mandatorily redeemable convertible preferred stock (conversion rate of approximately 5.1975 shares of common stock per share of preferred stock, subject to adjustment) outstanding as of December 31, 2004 are converted at the applicable conversion prices and (2) the exercise of all of the warrants granted to the kl subsidiaries, the number of shares of our common stock outstanding would increase from 24.3 million shares to approximately 42.3 million shares.
We have not previously paid dividends on our common stock and we do not anticipate doing so in the foreseeable future.
     We have not in the past paid, and do not anticipate paying in the foreseeable future, cash dividends on our common stock. Any future decision to pay a dividend and the amount of any dividend paid, if permitted, will be made at the discretion of our board of directors.
We have anti-takeover provisions in our certificate of incorporation and by-laws and have adopted a shareholder rights plan that may discourage a change of control.
     Our certificate of incorporation and our by-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:
•	prohibition on shareholder action by written consent;

•	directors to be removed only with cause and upon the affirmative vote of at least 80 percent of the holders of all classes of stock entitled to vote at an election of directors, voting together as a single class;

•	vacancies in a directorship to be filled only by the vote of (1) a majority of the directors then in office and (2) a majority of our independent directors;

•	limitation of directors’ liability for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by Delaware law;

•	(1) the affirmative vote of the holders of 80 percent of our outstanding common stock; (2) the affirmative vote of the holders of 75 percent of our outstanding common stock, excluding stock owned by interested parties; (3) a majority of our directors currently in the office; and (4) a majority of our independent directors to affect any of the transactions described in the section of this prospectus entitled “Description of the Common Stock — Provisions of Our Certificate of Incorporation — Supermajority Voting/Fair Price Requirements;” and

•	the affirmative vote of the holders of at least 80 percent of our outstanding common stock to amend, alter, change or repeal certain provisions in our certificate of incorporation, including those listed in bullet points two through five above. For further information, see the section of this prospectus entitled “Description of the Common Stock — Provisions of Our Certificate of Incorporation — Supermajority Voting/Amendments to Certificate of Incorporation.”
     We are also subject to Section 203 of the Delaware General Corporation Law, which limits our ability to engage in certain business combinations with interested stockholders.
     In addition, our board of directors has adopted a shareholder rights plan, that will entitle shareholders to purchase our Series A participating cumulative preferred stock if a third party acquires 25 percent or, in certain circumstances, 35 percent of our common stock. Once exercisable, each shareholder (other than the acquirer) will be able to purchase, for the purchase price of the Series A participating cumulative preferred stock, the number of shares of our common stock having a market value of twice such purchase price. Under certain circumstances, our shareholders will also be entitled to purchase shares of an acquirer’s common stock.
     These provisions could make more difficult a merger, tender offer or proxy contest involving us, or impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders. For further information, see the section of this prospectus entitled “Description of the Common Stock.”
Other Factor
The U.S military intervention in Iraq, the terrorist attacks in the United States on September 11, 2001, and the potential for future terrorist acts have created economic, political and social uncertainties that could materially and adversely affect our business.
     It is possible that further acts of terrorism may be directed against the United States domestically or abroad, and such acts of terrorism could be directed against properties and personnel of companies such as ours. Those attacks, the potential for more terrorist acts, and the resulting economic, political and social uncertainties have caused our insurance premiums to increase significantly. Moreover, while our property and business interruption insurance currently covers damages to insured property directly caused by terrorism, this insurance does not cover damages and losses caused by war. Terrorism and war developments may materially and adversely affect our business and profitability and the prices of our securities in ways that we cannot predict.
USE OF PROCEEDS
     We will not receive any proceeds from the sale of the notes or the underlying common stock by the selling securityholders.
DESCRIPTION OF THE NOTES
     The notes were issued under an indenture between us and The Bank of New York, as trustee, dated October 6, 2004. The following is a summary of the material terms of the notes and the indenture. It does not purport to be complete. This summary is subject to, and is qualified by reference in its entirety to, all of the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture and form of note, which we have filed with the SEC as exhibits to the registration statement of which this prospectus is a part, because they, and not this description, define your rights as a holder of the notes. We will provide you with a copy of any of the foregoing documents without charge upon request. As used in this section the words “we,” “us,” “the company,” “our” and “McMoRan” refers to McMoRan Exploration Co.
General
     The notes are our general unsecured (except as described below under “— Security”) and unsubordinated obligations and are convertible into our common stock as described under “— Conversion Rights” below. The notes are limited to $140 million aggregate principal amount and will mature on October 6, 2011, unless earlier repurchased by us at our option beginning on October 6, 2009 or at the option of the holder upon the occurrence of a change of control (as defined below).
     The notes will bear interest from October 6, 2004 at the rate of 5 1/4% per year. Interest is payable semi-annually on April 6 and October 6 of each year to holders of record at the close of business on the preceding March 15 and September 15, respectively, beginning April 6, 2005, and on the maturity date of October 6, 2011, to the holder to whom we pay the principal. We may pay interest on notes represented by certificated notes by check mailed to such holders. However, a holder of notes with an aggregate principal amount in excess of $5 million will be paid by wire transfer in immediately available funds at the election of such holder. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will cease to accrue on a note upon its maturity, conversion or purchase by us upon a change of control.
     Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York. See “— Form, Denomination and Registration” below.
     The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of indebtedness. The indenture also does not contain any covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction or a change of control of McMoRan except to the extent described under “— Change of Control Permits Purchase of Notes at the Option of the Holder” below.
     No “sinking fund” is provided for the notes, which means that the indenture governing the notes does not require us to redeem or retire the notes periodically.
Security
     We purchased and pledged to the trustee, as security for the exclusive benefit of the holders of the notes (and not for the benefit of our other creditors), U.S. government securities in such amount as will be sufficient upon receipt of scheduled interest and principal payments on such securities to provide for payment in full of the first six scheduled interest payments due on the notes. We paid approximately $21.2 million to acquire such U.S. government securities.
     The U.S. government securities were pledged by us to the trustee for the exclusive benefit of the holders of the notes and will be held by the trustee in a pledge account. Immediately prior to an interest payment date, the trustee will release from the pledge account proceeds sufficient to pay interest then due on the notes. A failure to pay interest on the notes when due through the first six scheduled interest payment dates will constitute an immediate event of default under the indenture, with no grace period.
     The pledged U.S. government securities and the pledge account will also secure the repayment of the principal amount and premium on the notes. If prior to October 6, 2007
•	an event of default under the notes occurs and is continuing, and

•	the trustee or the holders of 25 percent in aggregate principal amount of the notes accelerate the notes by declaring the principal amount of the notes to be immediately due and payable (by written consent, at a meeting of note holders or otherwise), except for the occurrence of an event of default relating to our bankruptcy, insolvency or reorganization, upon which the notes will be accelerated automatically, then the proceeds from the pledged U.S. government securities will be promptly released to note holders, subject to the automatic stay provisions of bankruptcy law, if applicable. Distributions from the pledge account will be applied:
•	first, to any accrued and unpaid interest on the notes, and

•	second, to the extent available, to the repayment of a portion of the principal amount of the notes.
     However, if any event of default is cured prior to the acceleration of the notes by the trustee or holders of the notes referred to above, the trustee and the holders of the notes will not be able to accelerate the notes as a result of that event of default.
     For example, if the first two interest payments were made when due but the third interest payment was not made when due and the note holders promptly exercised their right to declare the principal amount of the notes to be immediately due and payable then, assuming automatic stay provisions of bankruptcy law are inapplicable and the proceeds of the pledged U.S. government securities are promptly distributed from the pledge account,
•	an amount equal to the interest payment due on the third interest payment would be distributed from the pledge account as accrued interest, and

•	the balance of the proceeds of the pledge account would be distributed as a portion of the principal amount of the notes.
     In addition, note holders would have an unsecured claim against us for the remainder of the principal amount of their notes.
     Once we make the first six scheduled interest payments on the notes, all of the remaining pledged U.S. government securities, if any, will be released to us from the pledge account and thereafter the notes will be unsecured.
Conversion Rights
     The holders of notes may, at any time prior to the close of business on the final maturity date of the notes, convert any outstanding notes (or portions thereof) into our common stock, initially at a conversion price of $16.575 per share of common stock, which is equal to a conversion rate of 60.3318 shares of common stock per $1,000 principal amount of notes. The conversion rate is subject to adjustment upon the occurrence of some events described below. Holders may convert notes only in denominations of $1,000 and whole multiples of $1,000. If we call notes for redemption, you may convert the notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price.
     Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or dividends paid on any common stock. Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the note and any accrued and unpaid interest. Any accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. In addition, a holder may be entitled to receive a make-whole premium as described under “— Change of Control Permits Purchase of Notes at the Option of the Holder.”
     If notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the principal amount of notes so converted. We are not required to issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the market price of the common stock on the last trading day before the date of the conversion.
     A holder may exercise the right of conversion by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If any note is converted prior to the expiration of the holding period applicable for sales thereof under Rule 144(k) under the Securities Act (or any successive provision), the common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note unless the applicable restrictions on transfer have been satisfied.
     The initial conversion rate will be adjusted for certain events, including:
•	the issuance of McMoRan common stock as a dividend or distribution on McMoRan common stock;

•	certain subdivisions and combinations of McMoRan common stock;

•	the issuance to all holders of McMoRan common stock of certain rights or warrants entitling them for a period of no more than 45 days to purchase McMoRan common stock (or securities convertible into McMoRan common stock) at less than (or having a conversion price per share less than) the current market price of McMoRan common stock;

•	the dividend or other distribution to all holders of McMoRan common stock or shares of McMoRan capital stock (other than common stock) of evidences of indebtedness or assets (including securities, but excluding (A) those rights and warrants referred to above, (B) dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or (C) dividends or distributions paid exclusively in cash);

•	dividends or other distributions consisting exclusively of cash to all holders of McMoRan common stock; and

•	the purchase of McMoRan common stock pursuant to a tender offer made by McMoRan or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration paid in any other tender offer by McMoRan or any of its subsidiaries for McMoRan common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made plus (B) the aggregate amount of any all-cash distributions referred to in the immediately preceding bullet above to all holders of McMoRan common stock within 12 months preceding the expiration of tender offer for which no adjustments have been made, exceeds 5 percent of our market capitalization on the expiration of such tender offer.
     No adjustment in the conversion rate will be required unless such adjustment would require a change of at least one percent in the conversion rate then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing. We will not make any adjustment if holders of notes are entitled to participate in the transactions described above.
     In the case of:
•	any reclassification or change of McMoRan common stock (other than changes resulting from a subdivision or combination) or

•	a consolidation, merger or combination involving McMoRan or a sale or conveyance to another corporation of all or substantially all of McMoRan’s property and assets, in each case as a result of which holders of McMoRan common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for McMoRan common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such notes been converted into McMoRan common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance.

     We may not become a party to any such transaction unless its terms are consistent with the foregoing. If a taxable distribution to holders of McMoRan common stock or other transaction occurs which results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See the section of this prospectus entitled “Certain U.S. Federal Income Tax Considerations.”
     We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case we will give at least 15 days’ notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as the board of directors deems advisable to avoid or diminish any income tax to holders of McMoRan common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.
Ranking
     The notes are our unsecured (except as described above under “— Security”) and unsubordinated obligations. The notes rank on a parity (except as described above under “— Security”) in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. However, the notes are subordinated to our existing and future secured indebtedness as to the assets securing such indebtedness. As of June 30, 2005, we had no secured or unsecured indebtedness or preferred stock, other than $130 million aggregate principal amount of our 6% convertible senior notes due 2008 and 1,224,100 shares of our 5% mandatorily redeemable convertible preferred stock having a liquidation in preference of $25.00 per share.
     In addition, the notes are effectively subordinated to all existing and future liabilities of our subsidiaries. McMoRan’s cash flow and consequent ability to meet its debt obligations depends in part on the earnings of its subsidiaries, and on dividends and other payments from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of McMoRan’s subsidiaries, could limit its ability to obtain cash from its subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the notes. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the notes to participate in those assets will be subject to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that McMoRan is recognized as a creditor of that subsidiary, in which ease its claims would still be subordinate to any security interests in the assets of that subsidiary. As of June 30, 2005, our subsidiaries had no indebtedness and no outstanding preferred stock.
Optional Redemption by Us
     Prior to October 6, 2009, the notes will not be redeemable at our option. Beginning on October 6, 2009, we may redeem the notes in whole or in part for cash at any time at a redemption price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest and liquidated damages, if any, on the notes to but not including the redemption date if the closing price of the common stock has exceeded 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period.
     In addition, if beginning on October 6, 2009, on any interest payment date, the aggregate principal amount of the notes outstanding is less than 15% of the aggregate principal amount of notes outstanding after this private placement, we may redeem the notes, in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest and liquidated damages, if any, on the notes to but not including the redemption date.
     The “conversion price” as of any day will equal $1,000 divided by the conversion rate. If we redeem the notes, we will make an additional payment equal to the total value of the aggregate amount of the interest otherwise payable on the notes from the last day through which interest was paid on the notes through the date of redemption. We must make these payments on all notes called for redemption, including notes converted after the date we mailed the notice.
     We will give at least 20 days but not more than 60 days notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.
     If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amount of $1,000 or integral multiples thereof, by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.
Change of Control Permits Purchase of Notes at the Option of the Holder
     If a change of control occurs, each holder of notes will have the right to require us to repurchase all of that holder’s notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice at a repurchase price equal to 100 percent of the aggregate principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date, plus a make-whole premium under the circumstances described below. If such purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the holder of record of the notes on the relevant record date.
     If a change of control occurs pursuant to the second bullet point of the definition thereof set forth below, we will pay a make-whole premium to the holders of the notes in addition to the purchase price of the notes on the change of control purchase date. The make-whole premium will also be paid on the change of control purchase date to holders of the notes who convert their notes into common stock on or after the date on which we have given a notice to all holders of notes of the occurrence of the change of control and on or before the change of control purchase date.
     The make-whole premium will be determined by reference to the table below and is based on the date on which the change of control becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the transaction constituting the change of control. If holders of our common stock receive only cash in the transaction, the stock price shall be the cash amount paid per share of our common stock. Otherwise, the stock price shall be equal to the average closing sale price per share of our common stock over the five trading-day period ending on the trading day immediately preceding the effective date.
     The following table shows what the make-whole premiums would be for each hypothetical stock price and effective date set forth below, expressed as a percentage of the principal amount of the notes.
Make-Whole Premium Upon a Change of Control (% of Face Value)

Stock
Price on	Effective Date
Effective	Oct. 6,	Oct. 6,	Oct. 6,	Oct. 6,	Oct. 6,	Oct. 6,	Oct. 6,	Oct. 6,
Date	2004	2005	2006	2007	2008	2009	2010	2011
$12.75	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
$15.00	18.86%	16.34%	13.86%	11.47%	8.99%	7.08%	6.52%	0.00%
$18.00	26.74%	23.78%	20.70%	17.50%	13.73%	8.63%	7.97%	0.00%
$21.00	25.47%	22.17%	18.80%	15.06%	10.41%	1.43%	1.56%	0.00%
$24.00	24.59%	21.08%	17.31%	13.23%	8.19%	0.00%	0.00%	0.00%
$27.00	23.93%	20.26%	16.31%	12.05%	6.89%	0.00%	0.00%	0.00%
$30.00	23.41%	19.63%	15.57%	11.21%	6.09%	0.00%	0.00%	0.00%
$33.00	23.01%	19.15%	15.01%	10.61%	5.59%	0.00%	0.00%	0.00%
$36.00	22.68%	18.77%	14.58%	10.17%	5.28%	0.00%	0.00%	0.00%
$39.00	22.42%	18.47%	14.25%	9.86%	5.09%	0.00%	0.00%	0.00%
$42.00	22.21%	18.23%	13.99%	9.62%	4.98%	0.00%	0.00%	0.00%
$45.00	22.04%	18.03%	13.78%	9.47%	4.92%	0.00%	0.00%	0.00%
$48.00	21.97%	17.89%	13.63%	9.37%	4.88%	0.00%	0.00%	0.00%
$51.00	21.87%	17.80%	13.53%	9.29%	4.86%	0.00%	0.00%	0.00%
$54.00	21.81%	17.72%	13.45%	9.23%	4.85%	0.00%	0.00%	0.00%
$57.00	21.77%	17.67%	13.39%	9.18%	4.84%	0.00%	0.00%	0.00%
$60.00	21.72%	17.61%	13.33%	9.15%	4.83%	0.00%	0.00%	0.00%
     The make-whole premiums set forth above are based upon an interest rate of 5.25%, a reference price per share of our common stock of $12.75 on September 30, 2004 and a conversion rate that results in a conversion price of $16.575, which is 30% higher than the reference price per share of our common stock on September 30, 2004.
     The actual stock price and effective date may not be set forth on the table, in which case:

•	if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the make-whole premium will be determined by a straight-line interpolation between the make-whole premiums set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable;

•	if the stock price on the effective date exceeds $60.00 per share (subject to adjustment as described below), no make-whole premium will be paid; and

•	if the stock price on the effective date is less than or equal to $12.75 per share (subject to adjustment as described below), no make-whole premium will be paid.
     The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.
     We will pay, at our option, the repurchase price and/or the make-whole premium in cash or shares of our common stock or, in the case of the make-whole premium, the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change of control.
     If we decide to pay the repurchase price and/or the make-whole premium in shares of our common stock, the value of our common stock to be delivered in respect of the repurchase price and/or the make-whole premium shall be deemed to be equal to the average closing sale price per share of our common stock over the ten trading-day period ending on the trading day immediately preceding the change of control purchase date. We may pay the repurchase price and/or the make-whole premium in shares of our common stock only if the information necessary to calculate the closing sale price per share of our common stock is published in a daily newspaper of national circulation or by other appropriate means.
     In addition, our right to pay the repurchase price and make-whole premium in shares of our common stock is subject to our satisfying various conditions, including:
•	listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq National Market;

•	the registration of the common stock under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.
     If such conditions are not satisfied with respect to a holder prior to the close of business on the change of control purchase date, we will pay the repurchase price and make-whole premium in cash. We may not change the form of consideration to be paid with respect to the repurchase price and make-whole premium once we have given the notice that we are required to give to holders of record of notes, except as described in the immediately preceding sentence.
     If we decide to pay the make-whole premium in the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change of control, the value of the consideration to be delivered in respect of the make-whole premium will be calculated as follows:
•	securities that are traded on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on the average closing price or last sale price, as applicable, over the ten trading-day period ending on the trading day immediately preceding the change of control purchase date;

•	other securities, assets or property (other than cash) will be valued based on 98% of the average of the fair market value of such securities, assets or property (other than cash) as determined by two independent nationally recognized investment banks selected by the trustee; and

•	100% of any cash.

     Within 30 days after the occurrence of a change of control, we are required to give notice to all holders of record of notes, as provided in the indenture, stating among other things, (1) the occurrence of change of control and of their resulting purchase right, (2) whether we will pay the repurchase price in cash or shares of our common stock and (3) whether we will pay the make-whole premium in cash, shares of our common stock or the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change of control. We must also deliver a copy of our notice to the trustee.
     Our obligation to pay make-whole premiums could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
     In order to exercise the purchase right upon a change of control, a holder must deliver prior to the change of control purchase date a change of control purchase notice stating among other things:
•	if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.
     If the notes are not in certificated form, a holder’s change of control purchase notice must comply with appropriate DTC procedures.
     A holder may withdraw any change of control purchase notice upon a change of control by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change of control purchase date. The notice of withdrawal must state:
•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, of the notes which remains subject to the change of control purchase notice.
     In connection with any purchase offer in the event of a change of control, we will, if required:
•	comply with the provisions of Rule 13e-4, Rule 14e-1, and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.
     Payment of the change of control purchase price for a note for which a change of control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of such change of control purchase notice. Payment of the change of control purchase price for the note will be made promptly following the later of the change of control purchase date or the time of delivery of the note.
     If the paying agent holds money or securities sufficient to pay the change of control purchase price of the note on the business day following the change of control purchase date in accordance with the terms of the indenture, then, immediately after the change of control purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the change of control purchase price upon delivery of the note.
     A “change of control” will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:
•	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) acquires the beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, through a purchase, merger or other acquisition transaction, of 50% or more of the total voting power of the total outstanding voting stock of McMoRan other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans;
•	McMoRan consolidates with, or merges with or into, another person or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with or merges with or into McMoRan, other than:

•	any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of McMoRan’s capital stock and (B) pursuant to which holders of McMoRan’s capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of McMoRan’s capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; and

•	any merger solely for the purpose of changing McMoRan’s jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

•	all of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the change of control consists of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market, or which will be so traded or quoted when issued or exchanged in connection with the change of control, and as a result of such transaction or transactions the notes become convertible solely into such common stock; or

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted the board of directors of McMoRan (together with any new directors whose election to such board of directors, or whose nomination for election by stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of McMoRan then in office; or

•	McMoRan’s stockholders pass a special resolution approving a plan of liquidation or dissolution and no additional approvals of stockholders are required under applicable law to cause a liquidation or dissolution.
     The definition of change of control includes a phrase relating to the conveyance, transfer, lease, or other disposition of “all or substantially all” of McMoRan’s assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a conveyance, transfer, lease, or other disposition of less than all of McMoRan’s assets may be uncertain.
     Beneficial ownership will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
     Rule 13e-4 under the Exchange Act requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.
     We will comply with the provisions of any tender offer rules under the Exchange Act that may then be applicable, and will file any schedule required under the Exchange Act in connection with any offer by us to purchase notes at the option of the holders of notes upon a change of control. In some circumstances, the change of control purchase feature of the notes may make more difficult or discourage a takeover of us and thus the removal of incumbent management. The change of control purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change of control purchase feature is the result of negotiations between us and the initial purchasers of the notes.
     We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note purchased by us (a) after the date that is two years from the latest issuance of the notes may, to the extent permitted by applicable law, be reissued or sold or may be surrendered to the trustee for cancellation or (b) on or prior to the date referred to in (a), will be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.
     The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders. Our ability to repurchase notes upon the occurrence of a change of control is subject to important limitations. The occurrence of a change of control could cause an event of default under, or be prohibited or limited by, the terms of indebtedness that we may incur in the future. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a change of control would result in an event of default under the indenture. Any such default may, in turn, cause a default under indebtedness that we may incur in the future.
     No notes may be purchased by us at the option of holders upon the occurrence of a change of control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change of control purchase price with respect to the notes.
Events of Default
     Each of the following will constitute an event of default under the indenture:
•	our failure to pay when due the principal of or premium, if any, on any of the notes at maturity or exercise of a repurchase right or otherwise;

•	our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes for 30 days after the date when due; provided that a failure to make any of the first six scheduled interest payments on the notes on the applicable interest payment date will constitute an event of default with no grace or cure period;

•	failure by us to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock, or cash instead of fractional shares, are required to be delivered following conversion of a note, and that default continues for 10 days;

•	failure by us to give the notice regarding a change of control within 30 days of the occurrence of the change of control;

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25 percent in aggregate principal amount of the notes then outstanding;

•	in the event of either (a) our failure or the failure of any of our significant subsidiaries to make any payment by the end of the applicable grace period, if any, after the final scheduled payment date for such payment with respect to any indebtedness for borrowed money in an aggregate principal amount in excess of $10 million, or (b) the acceleration of indebtedness for borrowed money of the company or any of our significant subsidiaries in an aggregate amount in excess of $10 million because of a default with respect to such indebtedness, without such indebtedness referred to in either (a) or (b) above having been discharged, cured, waived, rescinded or annulled, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25 percent in aggregate principal amount of the notes then outstanding;

•	certain events of our bankruptcy, insolvency or reorganization; and

•	the failure of the pledge agreement to be in full force and effect or to give the trustee the liens, rights, power and privileges purported to be created thereby.
     The term “significant subsidiary” means a subsidiary, including its subsidiaries, that meets any of the following conditions:

•	McMoRan’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of McMoRan and its subsidiaries consolidated as of the end of the most recently completed fiscal year;

•	McMoRan’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of McMoRan and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

•	McMoRan’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of McMoRan and its subsidiaries consolidated for the most recently completed fiscal year.
     The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any repurchase obligation.
     If an event of default specified in clause (7) above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (7) above (the default not having been cured or waived as provided under “— Modifications and Waiver” below), the trustee or the holders of at least 25 percent in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture. However, if an event of default is cured prior to such declaration by the trustee or holders of the notes as discussed above, the trustee and the holders of the notes will not be able to make such declaration as a result of that cured event of default.
     Overdue payments of interest, liquidated damages and premium, if any, and principal will accrue interest at eight percent.
     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.
     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.
Consolidation, Merger or Assumption
     We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:
•	the surviving corporation assumes all our obligations under the indenture and the notes;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	certain other conditions are met.

Modifications and Waiver
     The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:
•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us, including, without limitation, the right to pay the repurchase price and/or make-whole premium in shares of our common stock;

•	providing for the assumption of our obligations to the holders of notes in the ease of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modification to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interest of the holders of the notes in any material respects;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not adversely affect the interests of the holders of the notes in any material respect;

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect;

•	complying with the requirements regarding merger or transfer of assets; or

•	providing for uncertified notes in addition to the certificated notes so long as such uncertificated notes are in registered form for the purposes of the Internal Revenue Code of 1986.
     Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and past default by us may be waived with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding. However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note so affected:
•	change the maturity of the principal of or any installment of interest on that note (including any payment of liquidated damages);

•	reduce the principal amount of, or any premium or interest on (including any payment of liquidated damages), any note;

•	change the currency of payment of such note or interest thereon;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a change of control or the conversion rights of holders of the notes;

•	modifying the provisions of the indenture relating to the pledge of the securities contemplated under “— Security” above in a manner that adversely affects the interests of the holders of the notes; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Satisfaction and Discharge
     We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if all outstanding notes become due and payable at their scheduled maturity within one year, and we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity. However, we will remain obligated to issue shares of our common stock upon conversion of the notes until such maturity as described under “— Conversion Rights.”
Form, Denomination and Registration
     The notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.
     Global Notes: Book-Entry Form. Except as provided below, the notes are evidenced by one or more global notes deposited with the trustee as custodian for The Depository Trust Company, New York, New York (DTC), and registered in the name of Cede & Co. as DTC’s nominee. The global notes and any notes issued in exchange therefor are subject to certain restrictions on transfer set forth in the global notes and in the indenture and bear a restrictive legend. Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A QIB may hold its interests in a global note directly through DTC if such QIB is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. QIBs may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes are not entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global notes to such persons may be limited. We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global notes to Cede & Co., the nominee for DTC, as the registered owner of the global notes. We, the trustee and any paying agent have no responsibility or liability for paying amounts due on the global notes to owners of beneficial interests in the global notes. It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants are the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”
     If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests. Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate. Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.
     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly. Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes. According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.
     Certificated notes may be issued in exchange for beneficial interests in notes represented by the global notes only in the limited circumstances set forth in the indenture.
     Restrictions on Transfer; Legends. The notes will be subject to certain transfer restrictions and certificates evidencing the notes will bear a restrictive legend to such effect.
Governing Law
     The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.
Concerning the Trustee and Transfer Agent
     The Bank of New York, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. The Bank of New York also serves as the trustee, paying agent, conversion agent, registrar and custodian with regard to our 6% convertible senior notes due 2008. Mellon Investor Services LLC is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.
Registration Rights
     We have agreed, at our expense, to file with the SEC not later than the date that is 90 days after the earliest date of original issuance of any of the notes, subject to certain conditions set forth below, this shelf registration statement on Form S-3 covering resales by holders of the notes and the common stock issuable upon conversion of the notes. Under the terms of the registration rights agreement, we have agreed to use our best efforts to:
•	cause the registration statement to become effective as promptly as is practicable, but in no event later than 240 days after the earliest date of original issuance of any of the notes; and

•	keep the registration statement effective until such date that the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitations of Rule 144 under the Securities Act or any successor rule thereto or otherwise.
     We have also agreed to provide to each registered holder copies of this prospectus, notify each registered holder when the registration statement on Form S-3 of which this prospectus forms a part has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the registration statement is generally required to be named as a selling stockholder in this prospectus and to deliver this prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions). If the registration statement or another shelf registration statement covering those securities is not effective, they may not be sold or otherwise transferred except pursuant to an exemption from registration under the Securities Act and any other applicable securities laws or in a transaction not subject to those laws. Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the registration statement. This notice will be effective for five business days. We may suspend the holder’s use of this prospectus for a reasonable period not to exceed 30 days in any 90-day period, and not to exceed an aggregate of 90 days in any 12-month period, if we, in our reasonable judgment, believe we may possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Each holder, by its acceptance of a note, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.
     If,
•	on the 240th day following the earliest date of original issuance of any of the notes, the shelf registration statement has not been declared effective;

•	the registration statement shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

•	on the 30th day of any period that the prospectus has been suspended as described in the preceding paragraph, such suspension has not been terminated;
(each, a registration default), additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured.
     Liquidated damages, if any, will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:
•	an additional 0.25 percent of the principal amount to and including the 90th day following such registration default; and

•	an additional 0.5 percent of the principal amount from and after the 91st day following such registration default.
     In no event will liquidated damages accrue at a rate per year exceeding 0.5 percent. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.
     The summary herein of certain provisions of the registration rights agreement between us and the initial purchasers of the notes is subject to, and is qualified in its entirety by reference to, the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part and is available upon request to the company.
     Upon their original issuance, the notes became eligible for trading in the PORTAL market. The notes sold pursuant to this prospectus, however, will no longer be eligible for trading in the PORTAL market. We cannot assure you that an active trading market for the notes will develop, or assure you as to the liquidity or sustainability of any such market, the ability of holders of the notes to sell their notes or the price at which holders of the notes will be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. See “Risk Factors — Factors Relating to the Notes.”

DESCRIPTION OF THE COMMON STOCK
General
     As of the date of this prospectus, our certificate of incorporation authorized us to issue up to 150,000,000 shares of common stock, par value $0.01 per share, and up to 50,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2004, 24.3 million shares of our common stock and 1.2 million shares of our 5% mandatorily redeemable convertible preferred stock, which are convertible into approximately 6.4 million shares of our common stock at a conversion rate, subject to adjustment, of approximately 5.1975 shares of common stock per share of preferred stock, were outstanding. In addition, as of December 31, 2004, we had options exercisable for an aggregate 4.8 million shares of our common stock outstanding at an average exercise price of $13.97 per share. Moreover, as of December 31, 2004, our outstanding 6% convertible senior notes were convertible into approximately 9.1 million shares of our common stock at a conversion price of $14.25 per share. Furthermore, in connection with our alliance with k1, we granted to K1 USA warrants to purchase approximately 2.5 million shares of our common stock at an exercise price of $5.25 per share. Our common stock is listed on the New York Stock Exchange under the symbol “MMR.”
Voting Rights
     Each holder of our common stock is entitled to one vote for each share of common stock held of record on all matters as to which stockholders are entitled to vote. Holders of our common stock may not cumulate votes for the election of directors.
Dividends
     Subject to the preferences accorded to the holders of our 5% mandatorily redeemable convertible preferred stock, and any additional series of preferred stock if and when issued by the board of directors, holders of our common stock are entitled to dividends at such times and amounts as the board of directors may determine. We have not in the past paid, and do not anticipate paying in the foreseeable future, cash dividends on our common stock.
Other Rights
     In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, prior to any distributions to the holders of our common stock, our creditors and the holders of our 5% mandatorily redeemable convertible preferred stock will receive any payments to which they are entitled. Subsequent to those payments, the holders of our common stock will share ratably, according to the number of shares held by them, in our remaining assets, if any.
     Shares of our common stock are not redeemable or subject to any sinking fund provisions, and have no subscription, conversion or preemptive rights.
Provisions of Our Certificate of Incorporation
     Our certificate of incorporation contains provisions that are designed in part to make it more difficult and time-consuming for a person to obtain control of our company unless they pay a required value to our stockholders. Some provisions also are intended to make it more difficult for a person to obtain control of our board of directors. These provisions reduce the vulnerability of our company to an unsolicited takeover proposal. On the other hand, these provisions may have an adverse effect on the ability of stockholders to influence the governance of our company. You should read our certificate of incorporation and bylaws for a more complete description of the rights of holders of our common stock.
     Supermajority Voting/Fair Price Requirements. Our certificate of incorporation provides that a supermajority vote of our stockholders and the approval of our directors as described below are required for:
•	any merger, consolidation or share exchange of our company or any of our subsidiaries with any person or entity, or any affiliate of that person or entity, who (1) is the beneficial owner, directly or indirectly, of shares representing 15 percent or more of our common stock or (2) is our affiliate or associate and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of shares representing 15 percent or more of our common stock (an “interested party”);

•	any sale, lease, transfer, exchange, mortgage, pledge, loan, advance or other disposition of assets of our company or any of our subsidiaries having a market value of five percent or more of the total market value of our company’s outstanding common stock or our company’s net worth as of the end of its most recently ended fiscal quarter, whichever is less, in one or more transactions with or for the benefit of an interested party;
•	the adoption of any plan or proposal for liquidation or dissolution of our company or any of our subsidiaries;

•	the issuance or transfer by our company or any of our subsidiaries of securities having a fair market value of $1 million or more to any interested party, except for the exercise of warrants or rights to purchase securities offered pro rata to all holders of our voting stock;

•	any recapitalization, reclassification, merger, consolidation or similar transaction of our company or any of our subsidiaries that would increase an interested party’s voting power in our company or any of our subsidiaries;

•	any loans, advances, guarantees, pledges or other financial assistance or any tax credits or advantages provided by our company or any of our subsidiaries to any interested party except proportionately as a stockholder; or

•	any agreement providing for any of the transactions described above.
     To effect the transactions described above, the following shareholder and director approvals are required:
•	the vote of the holders of 80 percent of our outstanding common stock;

•	the vote of the holders of 75 percent of our outstanding common stock, excluding stock owned by interested parties;

•	a majority of our directors currently in office; and

•	a majority of our directors who are not interested parties or affiliates to an interested party and who (1) were members of our board prior to the time such interested party became an interested party or (2) were elected at a meeting at which a quorum consisting of a majority of disinterested directors was present.
     The requirements for approval of our directors and supermajority vote of our stockholders described above, however, are not applicable if:
•	the transactions described above are between our company and any of our subsidiaries, any person who owned shares of our common stock prior to the date our certificate of incorporation was first filed with the Delaware Secretary of State, any of our employee benefit plans, or a trustee or custodian of one of our employee stock ownership plans or other benefit plans; or

•	our board approves the transaction prior to the time the interested party becomes an interested party and the vote includes the affirmative vote, as separate groups, of (1) a majority of our directors then in office and (2) a majority of our directors who are not interested parties or affiliates of an interested party and who (A) were members of our board prior to the time such interested party became an interested party or (B) were elected at a meeting at which a quorum consisting of a majority of disinterested directors was present; or

•	all of the following conditions are met:
•	the aggregate amount of consideration received by our stockholders in the transaction meet the “fair price” criteria described in our certificate of incorporation; and

•	after an interested party becomes an interested party and prior to the completion of the transaction:
•	our company has not failed to declare or pay dividends on any outstanding preferred stock;

•	the interested party has not received the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial assistance or tax advantage provided by our company, whether in anticipation of or in connection with such transaction or otherwise;

•	our company has not reduced the annual rate of dividends paid on our common stock, except as necessary to reflect adjustments or stock splits, and has not failed to increase the annual rate of dividends to adjust for any recapitalization, reclassification, reorganization or similar transaction; and

•	the interested party has not become the beneficial owner of additional shares of our voting stock except as part of the transaction that resulted in the interested party becoming an interested party or as a result of a pro rata stock dividend.
     Classified Board of Directors. We amended our certificate of incorporation on May 2, 2003 to phase out the then-classified structure of our board of directors under which one of three classes of directors was elected each year, and provide instead for the annual election of directors commencing with the class of directors who stood for election at our 2004 annual meeting of stockholders. In order to ensure a smooth transition to the new system, the amendment did not shorten the terms of directors then serving on the board, including those elected at our 2003 annual meeting of stockholders, each of whom remained eligible to serve for the full term (three years) for which they were elected. The new procedure does, however, apply to all directors as their current terms expire, and to directors appointed to fill any vacancies on the board.
     The current classification of directors has the effect of making it more difficult for our stockholders to change the composition of our board, as not until our 2006 annual meeting of stockholders will all of our directors stand for reelection.
     No Stockholder Action by Written Consent. Under Delaware law, unless a corporation’s certificate of incorporation specifies otherwise, any action that could be taken by its stockholders at an annual or special meeting may be taken without a meeting and without notice to or a vote of other stockholders, if a consent in writing is signed by holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. As a result, our stockholders may not act upon any matter except at a duly called meeting.
     Advance Notice of Stockholder Nominations and Stockholder Business. Our bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholders’ meeting only if written notice of an intent to nominate or bring business before a meeting is given a specified time in advance of the meeting.
     Supermajority Voting/Amendments to Certificate of Incorporation. The affirmative vote of at least 80 percent of our company’s outstanding common stock is required to amend, alter, change or repeal the provisions in our certificate of incorporation providing for the following:
•	the supermajority vote required to effect any of the transactions described above under “Supermajority Voting/Fair Price Requirements;”

•	the restriction on shareholder action by written consent;

•	limitation of liability and indemnification for officers and directors;

•	the supermajority vote required to amend our certificate of incorporation;

•	the amendment of our bylaws. Our bylaws also may be amended by the vote of a majority of our directors currently in office and a majority vote of our directors who were members of our board prior to the time an interested party, as described above, became an interested party; and

•	removal of directors and filing vacancies on our board of directors as described below.
     However, the 80 percent stockholder vote described above will not be required if:

•	our directors adopt resolutions amending, altering or repealing the provisions in our certificate of incorporation described above, and the vote of directors adopting these resolutions includes, as separate groups:
•	a majority of our board of directors; and

•	a majority of our directors who are not interested parties or affiliates of an interested party and who (1) were members of our board prior to the time such interested party became an interested party or (2) were elected at a meeting at which a quorum consisting of a majority of disinterested directors was present; and
•	the amendment, alteration or repeal of the provisions described above is approved by the vote of holders of a majority of our outstanding common stock.
     Delaware Section 203. We are subject to Section 203 of the Delaware General Corporation Law, which imposes a three-year moratorium on the ability of Delaware corporations to engage in a wide range of specified transactions with any interested stockholder. An interested stockholder includes, among other things, any person other than the corporation and its majority-owned subsidiaries who owns 15 percent or more of any class or series of stock entitled to vote generally in the election of directors. However, the moratorium will not apply if, among other things, the transaction is approved by:
•	the corporation’s board of directors prior to the date the interested stockholder became an interested stockholder; or

•	the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.
     Removal of Directors; Filling Vacancies on Board of Directors; Size of the Board. Directors may be removed, with cause, by the vote of 80 percent of the holders of all classes of stock entitled to vote at an election of directors, voting together as a single class. Directors may not be removed without cause by stockholders. Vacancies in a directorship may be filled only by the vote of a majority of the remaining directors and a majority of all directors who were members of our board at the time an interested party became an interested party. A newly created directorship resulting from an increase in the number of directors may only be filled by the board. Any director elected to fill a vacancy on the board serves until the next annual meeting of stockholders. The number of directors is fixed from time to time by the board.
     Special Meetings of the Stockholders. Our bylaws provide that special meetings of stockholders may be called only by either (1) the Chairman, either Co-Chairman or any Vice Chairman of our board of directors, (2) our President and Chief Executive Officer, or (3) by a vote of the majority of our board of directors. Our stockholders do not have the power to call a special meeting.
     Limitation of Directors’ Liability. Our certificate of incorporation contains provisions eliminating the personal liability of our directors to our company and our stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by Delaware law. Under Delaware law and our certificate of incorporation, our directors will not be liable for a breach of his or her duty except for liability for:
•	a breach of his or her duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	dividends or stock repurchases or redemptions that are unlawful under Delaware law; and

•	any transaction from which he or she receives an improper personal benefit.
     These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers. In addition, these provisions limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws.
     As a result of these provisions in our certificate of incorporation, our stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties. However, our stockholders may obtain injunctive or other equitable relief for these actions. These provisions also reduce the likelihood of derivative litigation against directors that might have benefited our company.
     We believe that these provisions are necessary to attract and retain qualified individuals to serve as our directors. In addition, these provisions will allow directors to perform their duties in good faith without concern for monetary liability if a court determines that their conduct was negligent or grossly negligent.
Shareholder Rights Plan
     Our board of directors adopted a shareholder rights plan in November 1998 and amended the plan in December 1998. Under the rights plan, we distributed one preferred stock purchase right to each holder of record of our common stock at the close of business on November 13, 1998. Once exercisable, each right will entitle stockholders to buy one one-hundredth of a share of our Series A participating cumulative preferred stock, par value $0.01 per share, at a purchase price of $80 per one one-hundredth of a share of Series A participating cumulative preferred stock. Prior to the time the rights become exercisable, the rights will be transferred with our common stock.
     The rights do not become exercisable until a person or group acquires 25 percent or more of our common stock or announces a tender offer which would result in that person or group owning 25 percent or more of our common stock. However, if the person or group that acquires 25 percent or more of our common stock agrees to “standstill” arrangements described in the rights plan, the rights will not become exercisable until the person or group acquires 35 percent or more of our common stock.
     Once a person or group acquires 25 percent or more (or 35 percent or more under the conditions described above) of our common stock, each right will entitle its holder (other than the acquirer) to purchase, for the $80 purchase price, the number of shares of common stock having a market value of twice the purchase price. The rights will also entitle holders to purchase shares of an acquirer’s common stock under specified circumstances. In addition, the board may exchange rights (other than the acquirer’s) for shares of our common stock.
     Prior to the time a person or group acquires 25 percent or more (or 35 percent or more under the conditions described above) of our common stock, the rights may be redeemed by our board of directors at a price of $0.01 per right. As long as the rights are redeemable, our board of directors may amend the rights agreement in any respect. The terms of the rights are set forth in a rights agreement between us and Mellon Investor Services LLC, as rights agent. The rights expire on November 13, 2008 (unless extended).
     The rights may cause substantial dilution to a person that attempts to acquire our company, unless the person demands as a condition to the offer that the rights be redeemed or declared invalid. The rights should not interfere with any merger or other business combination approved by our board of directors because our board may redeem the rights as described above. The rights are intended to encourage any person desiring to acquire a controlling interest in our company to do so through a transaction negotiated with our board of directors rather than through a hostile takeover attempt. The rights are intended to assure that any acquisition of control of our company will be subject to review by our board to take into account, among other things, the interests of all of our stockholders.
Concerning the Transfer Agent
     Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

DIVIDEND POLICY
     We have not in the past paid, and do not anticipate paying in the foreseeable future, cash dividends on our common stock. Any future decision to pay a dividend and the amount of any dividend paid, if permitted, will be made at the discretion of our board of directors.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
     The following summary describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) with respect to the purchase, ownership and disposition of the notes and the common stock into which the notes are convertible. This summary is generally limited to U.S. holders who will hold the notes and the shares of common stock into which the notes are convertible as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and who acquire the notes in this private placement at their “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold. This summary does not address special situations including those that may apply to particular holders such as exempt organizations, U.S. holders subject to the U.S. federal alternative minimum tax, non-U.S. citizens and foreign corporations or other foreign entities, dealers in securities, traders in securities that elect to mark to market, commodities or foreign currencies, financial institutions, insurance companies, regulated investment companies, U.S. holders whose “functional currency” is not the U.S. dollar, partnerships or other pass-through entities, and persons who hold the notes or shares of common stock in connection with a “straddle,” “hedging,” “conversion” or other risk reduction transaction.
     This summary is based upon the Code, its legislative history, existing and proposed Treasury Regulations promulgated thereunder, court decisions, and Internal Revenue Service (“IRS”) rulings now in effect, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in federal income tax consequences different from those discussed below.
     INVESTORS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.
U.S. Holders
     As used herein, a “U.S. holder” is a beneficial owner that is (1) a citizen or resident of the U.S., (2) a domestic corporation, (3) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (4) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
Taxation of Interest
     It is expected that the notes will be issued without original issue discount for federal income tax purposes. U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting. If, however, the principal amount of the notes exceeds their issue price by more than a de minimis amount, a U.S. holder will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income.
     In certain circumstances we may be required to repurchase the notes for their principal amount plus a make-whole premium upon a change of control. See “Description of the Notes — Change of Control Permits Purchase of Notes at the Option of the Holder.” Because we are obligated to make such payments in certain circumstances, the notes may be subject to special rules under Treasury regulations that are applicable to debt instruments that provide for one or more contingent payments. Under the Treasury regulations, however, the special rules applicable to contingent payment debt instruments will not apply if, as of the issue date, the contingencies are either “remote” or “incidental.” We believe that (and this discussion assumes) such payments are remote or incidental contingencies. Based on the foregoing, a U.S. holder will include interest and original issue discount, if any, in income as described above. Our determination that the contingencies are remote or incidental for these purposes is binding on a holder, unless such holder discloses in the proper manner to the IRS that it is taking a different position. The IRS, however, will not be bound by this determination and may assert that the notes are subject to the rules applicable to contingent debt instruments, including mandatory accrual of interest in accordance with those rules and the possible characterization of any gain realized on the taxable disposition of a note as ordinary income rather than capital gain. Conversion or Repurchase for Common Stock
Conversion or Repurchase for Common Stock
     A U.S. holder will not recognize income, gain or loss upon conversion of the notes solely into our common stock, except with respect to any amounts attributable to accrued interest on the notes, which will be treated as interest for federal income tax purposes, as discussed above, and except with respect to cash received in lieu of fractional shares. The U.S. holder’s tax basis in the common stock received upon conversion of a note for common stock will be the same as such holder’s adjusted tax basis in the notes exchanged therefor at the time of conversion (reduced by any basis allocable to a fractional share, and increased for a cash method U.S. holder by the amount of income recognized with respect to accrued interest), and the holding period for the common stock received upon conversion will include the holding period of the notes that were converted, except that the holding period for any common stock received with respect to accrued interest will commence on the day after conversion. If we repurchase a note in exchange for common stock pursuant to exercise of the repurchase right upon a change of control, such exchange will be treated in the same manner as a conversion of the note as described in the preceding sentences.
     Cash received in lieu of a fractional share of common stock upon conversion of the notes into common stock, or upon a repurchase for common stock of a note pursuant to exercise of the repurchase right upon a change of control, will generally be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss measured by any difference between the cash received for the fractional share and the U.S. holder’s adjusted tax basis in the fractional share.
Dividends on Common Stock
     Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that a U.S. holder receives distributions on shares of common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the U.S. holder’s basis in the shares of common stock. Any such distributions in excess of the U.S. holder’s basis in the shares of common stock will generally be treated as capital gain. Subject to applicable limitations, dividends paid to U.S. holders that are U.S. corporations will qualify for the dividends-received deduction so long as there are sufficient earnings and profits.
     In general, dividends are subject to tax as ordinary income. For tax years beginning in 2003 through 2008, however, a dividend distribution to an individual U.S. holder is generally taxed at a maximum rate of 15 percent. The lower tax rate will not apply to a dividend on shares of our common stock, however, if the individual U.S. holder fails to satisfy certain holding period requirements with respect to the shares or is obligated to make related payments with respect to positions in substantially similar or related property. In addition, the lower rate will not apply to dividends that the U.S. holder elects to treat as investment income for purposes of an investment interest deduction.
Disposition, Redemption or Repurchase for Cash
     Except as set forth above under “— Conversion or Repurchase for Common Stock,” U.S. holders generally will recognize capital gain or loss upon the sale, redemption (including a repurchase by us for cash pursuant to the repurchase right) or other taxable disposition of the notes or common stock in an amount equal to the difference between
•	the U.S. holder’s adjusted tax basis in the notes or common stock (as the ease may be); and

•	the amount of cash and fair market value of any property received from such disposition (other than amounts attributable to accrued interest on the notes, which will be treated as interest for federal income tax purposes).
     A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note to such U.S. holder. (For a discussion of the U.S. holder’s basis in shares of our common stock received upon conversion of a note, see “— Conversion or Repurchase for Common Stock”).

     A U.S. holder may recognize ordinary income on the redemption of common stock under circumstances where the U.S. holder continues to own common stock; such ordinary income will be taxed in the same manner as a dividend on our common stock as described under “— Dividends on Common Stock” above.
     Gain or loss from the taxable disposition of the notes or common stock generally will be long-term capital gain or loss if the notes and/or shares of common stock were held for more than one year at the time of the disposition. The deductibility of capital losses is subject to limitations.
Adjustment of Conversion Price
     The conversion price of the notes is subject to adjustment under certain circumstances. Under Section 305 of the Code and the Treasury Regulations promulgated thereunder, certain adjustments to the conversion price of the notes that increase the proportionate interest of a U.S. holder in our assets or earnings and profits may result in a taxable constructive distribution to such holders of the notes, whether or not such holders ever convert the notes. Such constructive distribution will be taxed in the same manner as an actual distribution as described under “— Dividends on Common Stock” above. Generally, a U.S. holder’s tax basis in a note will be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is a failure to make an adjustment to the conversion price of the notes that increases the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of such holders generally will be treated as a constructive distribution to such U.S. holders, taxable as described above. As a result, U.S. holders of notes or common stock could have taxable income as a result of an event pursuant to which they receive no cash or property.
Backup Withholding and Information Reporting
     We or our designated paying agent will, where required, report to U.S. holders of notes or common stock and the IRS the amount of any interest paid on the notes or dividends paid with respect to the common stock (or other reportable payments) in each calendar year and the amount of tax, if any, withheld with respect to such payments.
     Under the backup withholding provisions of the Code and the applicable Treasury Regulations, a U.S. holder of notes or our common stock acquired upon the conversion of a note may be subject to backup withholding at the rate provided in Code section 3406(a)(I), which is currently 28 percent, with respect to dividends or interest paid on, or the proceeds of a sale, exchange or redemption of, the notes or common stock, unless
•	such U.S. holder is a corporation or comes within certain other exempt categories and when required demonstrates this fact; or

•	provides correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.
     The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is furnished to the IRS.
     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS
     We originally issued the notes in a private placement in October 2004. The notes were resold by the initial purchasers to qualified institutional buyers pursuant to Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The notes and the shares of our common stock issuable upon conversion of the notes that may be offered pursuant to this prospectus will be offered by the selling securityholders, which may include their transferees, distributees, pledgees or donees or their successors. The following table sets forth certain information known to us as of the date of this prospectus concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of our common stock issuable upon conversion of the notes that may be offered from time to time pursuant to this prospectus.
     The number of shares of our common stock shown in the table below assumes conversion of the full principal amount of notes held by such holder at the initial conversion rate of 60.3318 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment upon the occurrence of certain events (see “Description of the Notes – Conversion Rights”). Accordingly, the shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes; instead, cash will be paid in lieu of any fractional shares based upon the market price of our common stock on the last trading day before the date of conversion. As of June 30, 2005, we had 24.7 million shares of our common stock outstanding.

	Principal Amount At
	Maturity of Notes	Percentage of	Number of Shares of	Percentage of
	Beneficially Owned That	Notes	Common Stock That	Common Stock
Name	May Be Sold	Outstanding(a)	May Be Sold	Outstanding(b)
American Investors Life Insurance Company (c)	400,000	*	24,132	*
Aristeia International Limited (d)	15,908,000	11.36%	959,758	3.75%
Aristeia Trading LLC (e)	3,017,000	2.16%	182,021	*
Boilermakers Blacksmith Pension Trust (f)	400,000	*	24,132	*
Chrysler Corporation Master Retirement Trust (g)	2,545,000	1.82%	153,544	*
CNHCA Master Account, LP (h)	100,000	*	6,033	*
DBAG London (i)	1,000,000	*	60,331	*
DKR Saturn Event Driven Holding Fund Ltd. (j)	19,500,000	13.93%	1,176,470	4.55%
DKR Saturn Multi-Strategy Holding Fund Ltd. (k)	7,950,000	5.68%	479,638	1.91%
F.M. Kirby Foundation, Inc. (h)	395,000	*	23,831	*
Fidelity Management Trust Company (l)	20,000	*	1,206	*
Fidelity Puritan Trust: Fidelity Balanced Fund (m)	1,980,000	1.41%	119,457	*
FrontPoint Convertible Arbitrage Fund, L.P. (n)	5,500,000	3.93%	331,825	1.33%
Grace Brothers, Ltd. (o)	400,000	*	24,132	*
Grace Convertible Arbitrage Fund, Ltd. (o)	4,100,000	2.93%	247,360	*
HFR CA Select Fund (p)	750,000	*	45,248	*
Institutional Benchmarks Master Fund Ltd. (p)	1,750,000	1.25%	105,580	*
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust (h)	205,000	*	12,368	*
International Truck & Engine Corporation Retiree Health Benefit Trust (h)	115,000	*	6,938	*

	Principal Amount At
	Maturity of Notes	Percentage of	Number of Shares of	Percentage of
	Beneficially Owned That	Notes	Common Stock That	Common Stock
Name	May Be Sold	Outstanding(a)	May Be Sold	Outstanding(b)
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust (h)	110,000	*	6,636	*
MLQA Convertible Securities Arbitrage Ltd. (q)	800,000	*	48,265	*
Morgan Stanley Convertible Securities Trust (r)	400,000	*	24,132	*
National Bank of Canada c/o Putnam Lovell NBF Securities (s)	1,000,000	*	60,331	*
OCM Convertible Trust (h)	450,000	*	27,149	*
OCM Global Convertible Securities Fund (h)	80,000	*	4,826	*
Partner Reinsurance Company Ltd. (h)	450,000	*	27,149	*
Qwest Occupational Health Trust (h)	80,000	*	4,826	*
Sage Capital Management, LLC (t)	3,350,000	2.39%	202,111	*
San Diego County Employee Retirement Association (p)	400,000	*	24,132	*
SG Americas Securities, LLC (u)	2,310,000	1.65%	139,366	*
State Employees’ Retirement Fund of the State of Delaware (h)	610,000	*	36,802	*
Sunrise Partners Limited Partnership (v)	10,400,000	7.43%	627,450	2.48%
TCW Group Inc. (w)	3,635,000	2.60%	219,306	*
Tenor Opportunity Master Fund Ltd. (x)	1,500,000	1.07%	90,497	*
Tribeca Global Convertible Investments Ltd. (y)	1,000,000	*	60,331	*
UBS AG London F/B/O HES (z)	2,000,000	1.43%	120,663	*
UnumProvident Corporation (h)	240,000	*	14,479	*
Vanguard Convertible Securities Fund, Inc. (h)	4,920,000	3.51%	296,832	1.19%
Van Kampen Harbor Fund (aa)	600,000	*	36,199	*
Wachovia Bank National Association (bb)	11,000,000	7.86%	663,650	2.62%
Zazove Convertible Arbitrage Fund, L.P. (p)	4,500,000	3.21%	271,493	1.09%
Zazove Hedged Convertible Fund, L.P. (p)	750,000	*	45,248	*
Unnamed securityholders or any future transferees, pledges, donees or successors of or from and such unnamed securityholders (cc)	13,880,000	9.91%	837,405	3.29%

Subtotal (dd)	126,120,000	90.09%	7,609,049	23.58%
Total	140,000,000	100.00%	8,446,455	25.52%

*	Less than 1%.

(a)	Based on total notes outstanding in the aggregate principal amount of $140 million.

(b)	Calculated based upon 24,653,925 shares of common stock outstanding as of June 30, 2005. In calculating the percentage for each securityholder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that securityholder’s notes, but we did not assume conversion of any other securityholder’s notes.

(c)	Thomas J. Ray, President and Chief Investment Officer of Inflective Asset Management, LLC, the adviser, exercises voting and investment power over the selling securityholder.

(d)	Based on information that Aristeia International Limited provided to us as of June 10, 2005, and updated on September 13, 2005, Aristeia International Limited is neither a registered broker dealer nor an affiliate of a registered broker dealer. Aristeia Capital LLC, the investment manager of Aristeia International Limited, is jointly owned by Robert H. Lynch Jr., Anthony Fragrella and Kevin Toner.

(e)	Based on information that Aristeia Trading LLC provided to us as of June 10, 2005, Aristeia Trading LLC is was a registered broker dealer and the registrable securities were acquired in the ordinary course of business and not as compensation for investment banking services. Accordingly, the selling securityholder is was an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act under the interpretations of the Securities and Exchange Commission. However, based upon updated information that Aristeia Trading LLC provided to us dated September 13, 2005, Aristeia Trading LLC is no longer a registered broker dealer. Aristeia Advisors LLC, the investment manager of Aristeia Trading LLC, is jointly owned by Robert H. Lynch Jr., Anthony Fragrella and Kevin Toner.

(f)	Ann Houlihan exercises voting and investment power over the selling securityholder.

(g)	Oaktree Capital Management, LLC (“Oaktree”) is the investment manager of the selling securityholder and does not own any equity interest in the selling securityholder, but has voting and dispositive power over the aggregate principal amount of registrable securities. Lawrence Keele is a principal of Oaktree and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the registrable securities held by the selling securityholder, except for their pecuniary interest therein. Oaktree is an affiliate of a registered broker-dealer, OCM Investments LLC. Oaktree is the majority owner of OCM Investments LLC. The selling securityholder acquired the registrable securities in the ordinary course of business.

(h)	CNH Partners, LLC is the investment advisor of the selling securityholder and has sole voting and dispositive power over the registrable securities. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.

(i)	The selling securityholder is an affiliate of a registered broker dealer and acquired the registrable securities in the ordinary course of business, and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Patrick Corrigan exercises voting and investment power over the selling securityholder.

(j)	DKR Saturn Management Company L.P. is a registered investment adviser and as such, is the investment manager to the selling securityholder. DKR Saturn Management Company L.P. has dispositive and voting power over the registrable securities and Ron Phillips has trading authority over the selling securityholder.

(k)	DKR Saturn Management L.P. is a registered investment adviser and as such, is the investment manager to the selling securityholder. DKR Saturn Management L.P. has dispositive and voting power over the registrable securities and Mike Cotton has trading authority over the selling securityholder.

(l)	Shares indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company (“FMTC”) serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. FMTC is the beneficial owner of 50,900 shares of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over the shares and sole power to vote or to direct the voting of the shares of Common Stock owned by the institutional account(s) as reported above.

(m)	The selling securityholder is an affiliate of a broker-dealer and acquired the registrable securities in the ordinary course of business, and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. The selling securityholder is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of

1940, as amended. FMR Co., a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,008,300 shares of the Common Stock outstanding of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the funds each have sole power to dispose of the shares owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.

(n)	FrontPoint Convertible Arbitrage Fund GP, LLC is the general partner of FrontPoint Convertible Arbitrgae Fund, L.P. FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP, LLC and as such, has voting and dispositive power over the securities held by the fund. Philip Duff, W. Gillepsie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee. Messrs. Duff, Caffray and Ghaffari and FrontPoint Partners LLC and FrontPoint Convertible Arbitrage Fund GP, LLC each disclaim beneficial ownership of the securities held by the fund except for their pecuniary interest therein.

(o)	Bradford Whitmore and Michael Brailon exercise voting and investment power over the selling securityholder.

(p)	Gene T. Pretti exercises voting and investment power over the selling securityholder.

(q)	The selling securityholder is an affiliate of a registered broker-dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Voting power is held by MLIM, LLC, not any individual employee of MLIM, LLC.

(r)	The selling securityholder is an affiliate of a registered broker-dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

(s)	The selling securityholder is an affiliate of a registered broker dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Robin R. Shah and Alexander C. Robinson exercise voting and investment power over the selling securityholder.

(t)	Peter deLisser, managing member and president of the selling securityholder, exercises voting and investment power over the selling securityholder.

(u)	The selling securityholder is a registered broker-dealer. The registrable securities were acquired in the ordinary course of business and not as compensation for investment banking services. Accordingly, the selling securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act under the interpretations of the Securities and Exchange Commission.

(v)	The selling securityholder is an affiliate of a registered broker-dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. S. Donald Sussman exercises voting and investment power over the selling securityholder.

(w)	Thomas Lyons exercises voting and investment power over the selling securityholder.

(x)	Robin R. Shah and Alexander C. Robinson exercise voting and investment power over the selling securityholder.

(y)	The selling securityholder is an affiliate of a registered broker dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Tian Xue exercises voting and investment power over the selling securityholder.

(z)	The selling securityholder is an affiliate of UBS Securities LLC, a registered broker dealer, and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

(aa)	The selling securityholder is an affiliate of a registered broker dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Ellen Gold and David McLaughlin, Portfolio Managers, exercise voting and investment power over the selling securityholder.

(bb)	The selling securityholder is an affiliate of a registered broker-dealer and acquired the registrable securities in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. Eric Peyton, head of convertible trading exercises voting and investment power over the selling securityholder.

(cc)	The identity of these unnamed selling securityholders is currently unknown to us. None of the unnamed securityholders or any future transferees, pledges, donees or successors of or from any such unnamed securityholders may offer notes or shares of common stock pursuant to this prospectus until such holder is included as a named selling securityholder in a post-effective amendment to this prospectus when necessary.

(dd)	Amounts in this table may not equal the aggregate amount of notes offered by this prospectus as a result of selling securityholders identified above having sold, transferred or otherwise disposed of some or all of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which the information in the above table was provided to us and without informing us of such sales. In no event will the aggregate principal amount of notes offered by this prospectus exceed $140,000,000.
     None of the selling securityholders has had any position, office or other material relationship with us or our affiliates within the past three years.
     The preceding table has been prepared based upon the information known to us as of the date of this post-effective amendment to this prospectus. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement or amend this prospectus accordingly. Assuming all shares and notes being registered for resale are sold, the selling securityholders will not own any notes or shares after completion of the offering.
PLAN OF DISTRIBUTION
     The selling securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and our common stock into which the notes are convertible directly to purchasers or through underwriters, brokers-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.
     The notes and common stock issuable upon conversion of the notes may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:
•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.
     In connection with the sale of the notes and common stock issuable upon conversion of the notes, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or common stock in the course of hedging the positions they assume. The selling securityholders also may sell the notes or common stock issuable upon conversion of the notes, short and deliver these securities to close out their short positions, or loan or pledge the notes or common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offered by them will be the purchase price of the notes or common stock less discounts, concessions and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from the sales by selling securityholders.
     Our common stock is traded on the New York Stock Exchange under the symbol “MMR.” The notes sold pursuant to this prospectus will no longer be eligible for trading in the PORTAL market. We do not intend to list the notes for trading on the New York Stock Exchange or any other securities exchange or securities trading market, and we can give no assurance about the development of any trading market for the notes.
     In order to comply with the securities laws of some states, if applicable, the notes and common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale under the laws of such states, or an exemption from registration or qualification requirements is available and is complied with.
     The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.
     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. A selling securityholder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.
     To the extent required, the specific notes or shares of our common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions, concessions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.
     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and our common stock into which the notes are convertible under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling securityholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and our common stock into which the notes are convertible, including liabilities under the Securities Act.
     We have agreed to pay substantially all of the expenses of registering the notes and common stock under the Securities Act and of complying with applicable blue sky laws, including registration and filing fees, printing and duplicating expenses, legal fees of our counsel, fees for one legal counsel retained by the selling securityholders and fees of the trustee under the indenture pursuant to which we originally issued the notes and fees of the registrar and transfer agent of our common stock. If the notes or the common stock into which the notes may be converted are sold through underwriters or broker-dealers, the selling securityholders will be responsible for the payment of any underwriting discounts, underwriting commissions and agent commissions.
     Under the registration rights agreement, we are obligated to use reasonable efforts to keep the registration statement effective until, and therefore this offering will terminate on, the earlier of: (1) the date on which all securities offered under this prospectus have been sold pursuant to this prospectus, and (2) the date on which all outstanding securities held by non-affiliates of ours may be resold without registration pursuant to Rule 144(k) under the Securities Act.
LEGAL MATTERS
     The validity of the securities offered hereby will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. William H. Hines and Douglas N. Currault II, each an assistant secretary of our company, are each partners in the Jones, Walker law firm. In addition, W. Russell King, a senior vice president of our company, is employed by the Jones, Walker law firm as special counsel.

EXPERTS
     The consolidated financial statements of McMoRan Exploration Co. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 (including schedules appearing therein), and McMoRan Exploration Co. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which are also incorporated by reference elsewhere herein. Such consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting, to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and management’s assessments (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.
     With respect to the unaudited condensed consolidated interim financial information of McMoRan Exploration Co. as of March 31, 2005 and for the three-month periods ended March 31, 2005 and March 31, 2004, and as of June 30, 2005 and for the three and six-month periods ended June 30, 2005 and June 30, 2004, incorporated by reference in this Prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 2, 2005, included in McMoRan Exploration Co.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and their separate report dated August 3, 2005, included in McMoRan Exploration Co.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, both of which reports are incorporated by reference herein, state that they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited interim financial information because those reports are not “reports” or “parts” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.
RESERVES
     The information regarding our reserves as of December 31, 2004 that is either included in this prospectus or incorporated by reference to our annual report on Form 10-K for the year ended December 31, 2004, has been included in this prospectus and incorporated by reference herein in reliance upon the authority of Ryder Scott as experts in reserve determination.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy that information at the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC’s Internet address is http://www.sec.gov. Our web site is located at www.mcmoran.com. The information on our web site is not part of this prospectus.
INCORPORATION BY REFERENCE
     Rather than include in this prospectus all information that has been included in reports filed by us with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring to those publicly filed documents containing the information. The information that we incorporate by reference is considered to be part of this prospectus except for any information superseded by information in this prospectus, and future information that we file with the SEC after the date of this prospectus and before the termination of the offering of the notes, which will automatically update and supersede the information in this prospectus. We incorporate by reference the documents that we have filed with the SEC and that we list below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 (formerly Items 12 and 9) of any Current Report on Form 8-K.
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (filed March 15, 2005);

•	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 (filed May 4, 2005) and June 30, 2005 (filed August 4, 2005);

•	our Definitive Proxy Statement, dated March 24, 2005, with respect to our 2005 Annual Meeting of Stockholders held on May 5, 2005; and

•	our Current Reports on Form 8-K dated January 5, 2005 (filed January 5, 2005), January 20, 2005 (filed January 20, 2005), January 19, 2005 (filed January 24, 2005), March 1, 2005 (filed March 1, 2005), two on April 21, 2005 (both filed April 21, 2005), May 5, 2005 (filed May 6, 2005), June 22, 2005 (Filed June 22, 2005) and July 21, 2005 (filed July 21, 2005), August 10, 2005 (filed August 10, 2005), September 2, 2005 (filed September 2, 2005) and October 3, 2005 (filed October 4, 2005).
     At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless we specifically incorporate them by reference into the filing). You may request copies by writing or telephoning us at:
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112
(504) 582-4000
Attention: David P. Joint, Investor Relations
     You should rely only on information that we incorporate by reference or provide in this prospectus. We and the selling securityholders have not authorized anyone else to provide you with different information .

$140,000,000

McMoRan Exploration Co.
5 1/4% Convertible Senior Notes due 2011 and the
Common Stock Issuable Upon Conversion of the
5 1/4% Convertible Senior Notes due 2011

PROSPECTUS

October ___, 2005

PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The estimated fees and expenses paid or payable by us in connection with the private placement of the notes and the filing of this registration statement are as follows:

SEC Registration Fee	$16,478
Printing Costs	85,000
Legal Fees and Expenses	150,000
Accounting Fees and Expenses	80,000
Trustee Fees and Expenses	20,000
Private Offering Fees and Expenses	130,000
Miscellaneous	18,522

Total	$500,000

     None of these expenses have been borne or will be borne by the selling securityholders.
Item 15. Indemnification of Directors and Officers.
     Section 145 of the General Corporation Law of Delaware empowers us to indemnify, subject to the standards prescribed in that Section, any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person is or was our director, officer, employee or agent. Article VIII of our certificate of incorporation provides that our company shall indemnify any person who is or was a director, officer, employee or agent of our company, to the fullest extent authorized by law. In addition, Section 9 of our bylaws provides that we shall defend and indemnify each person who was or is made a party to, or is threatened to be made a party to, or is otherwise involved in, any action, suit, or proceeding by reason of the fact that the person is or was our director, officer, employee or agent if:
•	the director, officer, agent or employee is successful in defending the claim on its merits or otherwise; or

•	the director, officer, agent or employee meets the standard of conduct described in Section 9 of our bylaws.
     However, the director, officer, agent or employee of our company will not be entitled to indemnification if:
•	the claim is one brought by the director, officer, agent or employee against our company; or

•	the claim is one brought by the director, officer, agent or employee as a derivative action by our company or in the right of our company, and the action is not approved by our board of directors.
     The rights conferred by Article VIII of our certificate of incorporation and Section 10 of our bylaws are contractual rights and include the right to be paid by us the expenses incurred in defending the action, suit or proceeding in advance of its final disposition.
     Article VIII of our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (1) for any breach of the duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the General Corporation Law of Delaware, which makes directors liable for unlawful dividend or unlawful stock repurchases or redemptions or (4) transactions from which directors derive improper personal benefit.
     We have an insurance policy insuring our directors and officers against certain liabilities, including liabilities under the Securities Act.

Item 16. Exhibits.

Exhibit
Number	Description
2.1	Agreement and Plan of Mergers dated as of August 1, 1998 (Incorporated by reference to Annex A to MMR’s Registration Statement on Form S-4 (Registration No. 333-61171) filed with the SEC on October 6, 1998).*

4.1	Form of Certificate of MMR Common Stock (Incorporated by reference to Exhibit 4.1 to MMR’s Registration Statement on Form S-4 (Registration No. 333-61171) filed with the SEC on October 6, 1998).*

4.2	Rights Agreement dated as of November 13, 1998 (Incorporated by reference to Exhibit 4.2 to MMR’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998).*

4.3	Amendment to Rights Agreement dated December 28, 1998 (Incorporated by reference to Exhibit 4.3 to MMR’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998).*

4.4	Standstill Agreement dated August 5, 1999 between MMR and Alpine Capital, L.P., Robert W. Bruce III, Algenpar, Inc, J.Taylor Crandall, Susan C. Bruce, Keystone, Inc., Robert M. Bass, the Anne T. and Robert M. Bass Foundation, Anne T. Bass and The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust (Incorporated by reference to Exhibit 4.4 to MMR’s Form 10-Q for the quarter ended September 30, 1999).*

4.5	Form of Certificate of MMR’s 5% Convertible Preferred Stock (Incorporated by reference to Exhibit 4.5 to MMR’s Form 10-Q for the quarter ended June 30, 2002).*

4.6	Certificate of Designations of MMR’s 5% Convertible Preferred Stock (Incorporated by reference to Exhibit 4.6 to MMR’s Form 10-Q for the quarter ended September 30, 2002).*

4.7	Warrant to Purchase Shares of Common Stock of McMoRan Exploration Co. dated December 16, 2002 (Incorporated by reference to Exhibit 4.7 to MMR’s Annual Report on 10-K for the fiscal year ended December 31, 2002).*

4.8	Warrant to Purchase Shares of Common Stock of McMoRan Exploration Co. dated September 30, 2003 (Incorporated by reference to Exhibit 4.8 to MMR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003).*

4.9	Registration Rights Agreement dated December 16, 2002 between MMR and K1 USA Energy Production Corporation (Incorporated by reference to Exhibit 4.8 to MMR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).*

4.10	Indenture dated as of July 2, 2003 by and between MMR and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.9 to MMR’s Form 10-Q for the quarter ended June 30, 2003).*

4.11	Registration Rights Agreement dated July 2, 2003 by and between MMR, as issuer, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company Inc., as initial purchasers (Incorporated by reference to Exhibit 4.10 to MMR’s Form 10-Q for the quarter ended June 30, 2003).*

4.12	Collateral Pledge and Security Agreement dated as of July 2, 2003 by and among MMR, as pledgor, The Bank of New York, as trustee, and The Bank of New York, as collateral agent (Incorporated by reference to Exhibit 4.11 to MMR’s Form 10-Q for the quarter ended June 30, 2003).*

4.13	Purchase Agreement dated September 30, 2004 by and among MMR, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and J.P. Morgan Securities Inc. (Incorporated by reference to Exhibit 99.2 to MMR’s Current Report on Form 8-K dated October 6, 2004 (filed October 7, 2004)).*

4.14	Indenture dated October 6, 2004 by and among MMR and The Bank of New York, as trustee (Incorporated by reference to Exhibit 99.3 to MMR’s Current Report on Form 8-K dated October 6, 2004 (filed October 7, 2004)).*

Exhibit
Number	Description
4.15	Collateral Pledge and Security Agreement dated October 6, 2004 by and among MMR, as pledgor, The Bank of New York, as trustee and The Bank of New York, as collateral agent (Incorporated by reference to Exhibit 99.4 to MMR’s Current Report on Form 8-K dated October 6, 2004 (filed October 7, 2004)).*

4.16	Registration Rights Agreement dated October 6, 2004 by and among MMR, as issuer and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Jefferies & Company, Inc. as initial purchasers (Incorporated by reference to Exhibit 99.5 to MMR’s Current Report on Form 8-K dated October 6, 2004 (filed October 7, 2004)).*

5.1	Opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. concerning the validity of the 5 1/4% Convertible Senior Notes due 2011.*

12.1	Computation of Ratio of Earnings to Fixed Charges.*

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Ryder Scott Company, L.P.

23.3	Consent of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. (Included in Exhibit 5.1).*

24.1	Powers of Attorney pursuant to which this registration statement has been signed on behalf of certain officers and directors of MMR.*

24.2	Certified resolution of the Board of Directors of MMR authorizing this registration statement to be signed on behalf of any offer or director pursuant to a power of attorney.*

25.1	Statement of Eligibility of Trustee.*

*	Previously Filed.
Item 17. Undertakings.
(a) The undersigned registrant hereby undertakes:
(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment no. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on October 7, 2005.

McMoRan EXPLORATION CO.

By:	/s/ Richard C. Adkerson

Richard C. Adkerson
Co-Chairman of the Board
     Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* James R. Moffett	Co-Chairman of the Board	October 7, 2005
/s/ Richard C. Adkerson Richard C. Adkerson	Co-Chairman of the Board	October 7, 2005
* B. M. Rankin, Jr.	Vice Chairman of the Board	October 7, 2005
* Glenn A. Kleinert	President and Chief Executive Officer (Principal Executive Officer)	October 7, 2005
* Nancy D. Parmelee	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)	October 7, 2005
* C. Donald Whitmire, Jr.	Vice President and Controller — Financial Reporting (Principal Accounting Officer)	October 7, 2005

* Robert A. Day	Director	October 7, 2005
* Gerald J. Ford	Director	October 7, 2005
* H. Devon Graham, Jr.	Director	October 7, 2005
* J. Taylor Wharton	Director	October 7, 2005

*By:	/s/ Richard C. Adkerson

Richard C. Adkerson
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description
2.1	Agreement and Plan of Mergers dated as of August 1, 1998 (Incorporated by reference to Annex A to MMR’s Registration Statement on Form S-4 (Registration No. 333-61171) filed with the SEC on October 6, 1998).*

4.1	Form of Certificate of MMR Common Stock (Incorporated by reference to Exhibit 4.1 to MMR’s Registration Statement on Form S-4 (Registration No. 333-61171) filed with the SEC on October 6, 1998).*

4.2	Rights Agreement dated as of November 13, 1998 (Incorporated by reference to Exhibit 4.2 to MMR’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998).*

4.3	Amendment to Rights Agreement dated December 28, 1998 (Incorporated by reference to Exhibit 4.3 to MMR’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998).*

4.4	Standstill Agreement dated August 5, 1999 between MMR and Alpine Capital, L.P., Robert W. Bruce III, Algenpar, Inc, J.Taylor Crandall, Susan C. Bruce, Keystone, Inc., Robert M. Bass, the Anne T. and Robert M. Bass Foundation, Anne T. Bass and The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust (Incorporated by reference to Exhibit 4.4 to MMR’s Form 10-Q for the quarter ended September 30, 1999).*

4.5	Form of Certificate of MMR’s 5% Convertible Preferred Stock (Incorporated by reference to Exhibit 4.5 to MMR’s Form 10-Q for the quarter ended June 30, 2002).*

4.6	Certificate of Designations of MMR’s 5% Convertible Preferred Stock (Incorporated by reference to Exhibit 4.6 to MMR’s Form 10-Q for the quarter ended September 30, 2002).*

4.7	Warrant to Purchase Shares of Common Stock of McMoRan Exploration Co. dated December 16, 2002 (Incorporated by reference to Exhibit 4.7 to MMR’s Annual Report on 10-K for the fiscal year ended December 31, 2002).*

4.8	Warrant to Purchase Shares of Common Stock of McMoRan Exploration Co. dated September 30, 2003 (Incorporated by reference to Exhibit 4.8 to MMR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003).*

4.9	Registration Rights Agreement dated December 16, 2002 between MMR and K1 USA Energy Production Corporation (Incorporated by reference to Exhibit 4.8 to MMR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).*

4.10	Indenture dated as of July 2, 2003 by and between MMR and The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.9 to MMR’s Form 10-Q for the quarter ended June 30, 2003).*

4.11	Registration Rights Agreement dated July 2, 2003 by and between MMR, as issuer, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company Inc., as initial purchasers (Incorporated by reference to Exhibit 4.10 to MMR’s Form 10-Q for the quarter ended June 30, 2003).*

4.12	Collateral Pledge and Security Agreement dated as of July 2, 2003 by and among MMR, as pledgor, The Bank of New York, as trustee, and The Bank of New York, as collateral agent (Incorporated by reference to Exhibit 4.11 to MMR’s Form 10-Q for the quarter ended June 30, 2003).*

4.13	Purchase Agreement dated September 30, 2004 by and among MMR, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and J.P. Morgan Securities Inc. (Incorporated by reference to Exhibit 99.2 to MMR’s Current Report on Form 8-K dated October 6, 2004 (filed October 7, 2004)).*

4.14	Indenture dated October 6, 2004 by and among MMR and The Bank of New York, as trustee (Incorporated by reference to Exhibit 99.3 to MMR’s Current Report on Form 8-K dated October 6, 2004 (filed October 7, 2004)).*

Exhibit
Number	Description
4.15	Collateral Pledge and Security Agreement dated October 6, 2004 by and among MMR, as pledgor, The Bank of New York, as trustee and The Bank of New York, as collateral agent (Incorporated by reference to Exhibit 99.4 to MMR’s Current Report on Form 8-K dated October 6, 2004 (filed October 7, 2004)).*

4.16	Registration Rights Agreement dated October 6, 2004 by and among MMR, as issuer and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Jefferies & Company, Inc. as initial purchasers (Incorporated by reference to Exhibit 99.5 to MMR’s Current Report on Form 8-K dated October 6, 2004 (filed October 7, 2004)).*

5.1	Opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. concerning the validity of the 5 1/4% Convertible Senior Notes due 2011.*

12.1	Computation of Ratio of Earnings to Fixed Charges.*

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Ryder Scott Company, L.P.

23.3	Consent of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. (Included in Exhibit 5.1).*

24.1	Powers of Attorney pursuant to which this registration statement has been signed on behalf of certain officers and directors of MMR.*

24.2	Certified resolution of the Board of Directors of MMR authorizing this registration statement to be signed on behalf of any offer or director pursuant to a power of attorney.*

25.1	Statement of Eligibility of Trustee.*

*	Previously Filed.